EXHIBIT 99.1

GAMMON LAKE RESOURCES INC.

ANNUAL INFORMATION FORM

For the Year-Ended July 31, 2005

October 17, 2005

GAMMON LAKE RESOURCES INC.
(the “Corporation”)

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

Item 1:	Corporate Structure	1

1.1	Name, Address and Incorporation	1
1.2	Inter-corporate Relationships	1

Item 2:	General Developments of the Business	1

2.1	Three Year History	1
2.2	Significant Acquisitions	2

Item 3:	Description of the Business	2

3.1	General	2
3.2	Mineral Properties	2

3.2.1	Ocampo Project	2
Location and Description	3
Figure 1: Location of Project	3
Table 3-1: Description of Mining Titles	4
Soyopa Agreement	5
Minera Fuerte Agreement	5
Minimum Investment (assessment work)	6
Exploitation Concessions	7
Mining Duty (tax)	7
Table 3-2: Mining Duties	7
Access	8
Climate	8
Local Resources	8
Infrastructure	8
Physiographic Description	9
Historical Activity and Exploration	9
Regional Geology	11
Ocampo District Geology	11
Deposit Types	12
Mineralization	12
Drilling	13
Mineral Resources and Reserve Estimates	14
General	14
Geographical Area Model Division	14
Data Analysis	15
Northeast Area	15
The Open-Pit PGR Trend	16
Grade Estimation	17
Validation	17
Mineral Resources	17

Mineral Resources – cont’d	17
Table 3-3: Ocampo Total District Measured and Indicated Mineral Resource Summary	18
Table 3-4: Ocampo Total District Inferred Mineral Resource Summary	18
Table 3-5: Ocampo Detailed Northeast Ocampo Mineral Resource Summary	18
Table 3-6: Ocampo Detailed Measured and Indicated Mineral Resource Summary	19
Table 3-7: Ocampo Detailed Inferred Mineral Resource Summary	19
Table 3-8: Ocampo Proven and Probable Reserves	20
Open-Pit Mineral Reserves	20
Table 3-9: Ultimate Pit Reserve Summary	21
Table 3-10: Annual Mining Summary	22
Table 3-11: Cumulative Open-Pit Mine Production	22
Table 3-12: Ocampo Mineral Reserve and Remaining Resource	23
Underground Mine Plan and Reserves	23
Table 3-13: Proven and Probable Reserves by Level	24
Table 3-14: Proven and Probable Reserves by Mine Year	24

Mineral Processing and Metallurgical Testing	25
Underground Mine with Conventional Merrill Crowe Mill	25
Table 3-15: Master Underground Composite – Description	25
Table 3-16: Test Program for Underground Ocampo Ores	25
Table 3-17: Bottle Roll Leach Test/ Recovery vs. Grind Size – 96 Hour leach tests	26
Open-Pit Mine with Crushing and Heap Leach	26
Table 3-18: Test Programs for Open Pit/Heap Leach Ores	27
Table 3-19: Column Leach Tests on Crushed Core Material	28
Table 3-20: Ultimate, End of Mine Life Recoveries	29
Underground Mine with Heap Leach	29
Table 3-21: Column Test on Aventurero Vein Material	30

Mining Methods, Capital and Operating Costs	30
General	30
Underground Mine Operating Cost	31
Table 3-22: Underground Mine Operating Cost Summary	31
Open-Pit Mining Methods, Capital and Operating Costs	31
Table 3-23: Mine Operating Cost Summary ($/tonne of Material Mined)	31

Mill, Heap Leach and General Capital Costs	33
Table 3-24: Capital Costs Summary	34

Mill, Heap Leach and General Operating Costs	34
Milling	34
Table 3-25: Average Unit Operating Costs for the Milling Operations	35
Crushing and Heap Leaching Operations	35
Table 3-26: Average Unit Operating Costs for the Heap Leach Operations	36

Environmental, Social and Permitting	36
Air Quality	36
Vegetation and Wildlife	36
Water Resources	36
Cultural and Historical	36
Socioeconomic	37
Soils, Geology and Geochemistry	37
Permitting	37
Heuristica Amiental Report	37

Utilities, Services and Infrastructure	37
Water Supply	37
Power Supply	38
Access to Site	38
Accommodations	39
Administration Building	39
Mill and Mine Maintenance Shop and Warehouse	39
Laboratory	40
Table 3-27: Daily Samples Analyzed by Fire Assay Procedure	40
Transportation	40

Economics	41
Summary	41
Base Camp	41
Table 3-28: Project Economic Indicators	41
Sensitivity Analysis	41
Table 3-29: Sensitivity Analysis	41
Revenue	42
Operating Costs	42
Profit Sharing	42
Reclamation Costs	42
Royalties	42
Capital Development, Acquisition Costs and Capital Cost Depreciation	42
Exploration and Pre-Operational Development Expenses	43
Working Capital Requirement, Sustaining Capital and Exploration	43

Recent Drilling Results and Developments	43
Table 3-30: Ocampo Underground Drill Hole Intercept Summary	44
Table 3-31: Ocampo Open-Pit Drill Hole Intercept Summary	48
Table 3-32: Newly Reported Drill Results from Northeast Underground Project Area	49
Table 3-33: Newly Reported Drill Results from the Open-Pit Project Area	51
Table 3-34: Newly Reported Drill Results from Northeast Underground Project Area	53
Table 3-35: Newly Reported Drill Results from the Open-Pit Project Area	55

3.2.2	Investment in Mexgold Resources Inc.	56

3.3	Risk Factors	57
3.3.1	No History of Profitability	57
3.3.2	Exploration and Development Stage Corporation	57
3.3.3	Foreign Operations	58
3.3.4	Government Regulations	58
3.3.5	Market Fluctuation and Commercial Quantities	58
3.3.6	Mining Risks and Insurance	59
3.3.7	Environmental Protection	59
3.3.8	Capital Investment	59
3.3.9	Conflicts of Interest	59
3.3.10	Dependence on Key Personnel	60
3.3.11	Lack of Active Market	60
3.3.12	Currency	60
3.3.13	Dividends	60
3.3.14	Competition	60
3.3.15	Possible PFIC Status	60

Item 4:	Dividends	61

Item 5:	Description of Capital Structure	61

5.1	General	61
5.2	Common Shares	61
5.3	Class A and Class B Preferred Shares	61

Item 6:	Market for Securities	62

6.1	Trading Price and Volume	62
6.2	Prior Sales	62

Item 7:	Escrowed Securities	62

Item 8:	Directors and Officers	62

Item 9:	Promoters	64

Item 10:	Legal Proceedings	64

Item 11:	Interest of Management & Others in Material Transactions	64

Item 12:	Transfer Agent and Registrar	65

Item 13:	Material Contracts	65

Item 14:	Interests of Experts	65

Item 15:	Audit Committee Information	65
Overview	65
The Audit Committee’s Charter	66
Composition of the Audit Committee	66
Audit Committee Oversight	67
Reliance on Certain Exemptions	67

Item 15:	Audit Committee Information - cont'd
Pre-Approval Policies and Procedures	67
External Auditor Service Fees (By Category)	67

Item 16:	Additional Information	68

Schedule “A“ – Audit Committee Charter	A-1 – A-5

Certain statements included or incorporated by reference in this Annual Information Form, including information as to the future financial or operating performance of the Corporation, its subsidiaries and its projects, constitute forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Corporation’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Corporation. Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Corporation’s loan facility and dependence on key employees. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this Annual Information Form, or in the case of documents incorporated by reference herein, as of the date of such document, and the Corporation disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

ANNUAL INFORMATION FORM

For the twelve months ended July 31, 2005
Containing information as at October 17, 2005

ITEM 1: CORPORATE STRUCTURE

1.1	Name, Address and Incorporation

Gammon Lake Resources Inc. (the “Corporation”) has a head office located at 202 Brownlow Avenue, Cambridge 2, Suite 306, Dartmouth, Nova Scotia, B3B 1T5. The registered office of the Corporation is located at 1, Place Ville-Marie, Suite 3900, Montreal, Quebec, H3B 4M7.

The Corporation was incorporated under Part 1A of the Companies Act (Quebec) on February 25, 1986, under the name “Golden Rock Explorations Inc.”. By Articles of Amendment dated April 17, 1998, the Corporation changed its name to its current form of name, “Gammon Lake Resources Inc.”, and consolidated its common shares on a 15:1 basis.

1.2	Inter-corporate Relationships

The table below provides details with respect to the Corporation’s direct and indirect wholly-owned subsidiaries.

Name of Subsidiary(1)	Percentage of Securities Owned	Jurisdiction of Incorporation or Organization	Nature of Business

Gammon Lake Resources	100% (direct)	Barbados	Holding corporation for
(Barbados) Inc.(2)			Gammon Lake Mexico

Gammon Lake de Mexico S.A. de	100% (indirect)	Mexico	Operating corporation for
C.V.(3)			the Corporation's Mexican
properties

Gammon Lake (USA) Inc.(4)	100% (direct)	Arizona	Operating corporation for
United States office
administrative matters.

Notes:

(1)	All of the subsidiaries are sometimes referred to collectively in this document as the "Corporation".
(2)	Referred to in this document as "Gammon Lake Barbados".
(3)	Referred to in this document as "Gammon Lake Mexico".
(4)	Referred to in this document as "Gammon Lake USA".

ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS

2.1	Three Year History

During the past three years, the Corporation has focused on the exploration and development of its mineral interests (comprising a total of 44 mining concessions encompassing approximately 3,500 hectares) in the municipality of Ocampo, in the State of Chihuahua, Mexico (collectively referred to herein as the “Ocampo Project”). The Ocampo Project is described in this document under Item 3: Description of the Business.

’
2.2	Significant Acquisitions

The Corporation has not completed any significant acquisitions during the twelve months ended July 31, 2005. The Corporation’s primary focus at this time is on the exploration and development of the Ocampo Project.

The Corporation has made strategic investments in Mexgold Resources Inc., as described under “Item 3: Description of the Business – 3.2. Mineral Projects – 3.2.2. Investment in Mexgold Resources Inc.”

ITEM 3: DESCRIPTION OF THE BUSINESS

3.1	General

The Corporation is a mineral exploration and development company engaged in the exploration for and development of gold and silver deposits in the State of Chihuahua, Mexico. The Corporation owns a total of 44 mining concessions encompassing approximately 3,500 hectares located in the municipality of Ocampo (referred to herein as the “Ocampo Project”). The Corporation has a total of over 900 employees and contract workers. A bankable feasibility study for the Ocampo Project was completed by Kappes, Cassiday & Associates, Consulting Engineers, on November 29, 2004, which estimated an annual average production on the project of 170,000 ounces of gold and 6.2 million ounces of silver, at an average cash cost of US $151.74 per gold-equivalent ounce, and an internal rate of return of 65%. In February 2005, the Corporation assembled a mine development and operations team to place the project into production, with Kappes, Cassiday & Associates, Consulting Engineers appointed for mill and heap leach construction and commissioning. Ground breaking for the construction of the underground and open-pit mines and two surface processing facilities began in early March 2005, with all underground and open-pit mining equipment procured and production on the project scheduled to commence in the first quarter of 2006. Exploration and development work is ongoing to expand known mineral resources and identify new mineral resources.

3.2	Mineral Properties

3.2.1	Ocampo Project

Certain portions of this section, particularly as they relate to the descriptions of the geology, mineralization, resource audit and feasibility study plans of the Corporation's exploration projects are derived from a report dated November 29, 2004, prepared by Kappes, Cassiday & Associates entitled “Ocampo, Chihuahua, Underground and Surface Mines Mill and Heap Leach - Bankable Feasibility Study” (the “KCA Report”), as well as from subsequent exploration work completed by the Corporation after the date of the KCA Report. The author of the KCA Report, Daniel W. Kappes, P.Eng., has made a site visit to examine the geology and exploration work carried out on the exploration properties of the Corporation. The KCA Report also includes updates of results, as well as geological information detailed in earlier technical reports. The full text of the KCA Report, as well as detailed results and descriptions of exploration work completed by the Corporation subsequent to the date of the KCA Report, as announced in press releases are available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

The KCA Report presents an analysis of capital and operating costs, and financial performance, for the Ocampo Project. The project will consist of an underground mine with a 1,500 tonne/day agitated cyanide leach plant, and an open pit mine with an 11,400 tonne/day heap leach. Gold accounts for about 60% of the recovered value, and silver accounts for the balance. Project life is estimated at seven years based on existing reserves, but development of known resources is expected to significantly extend the life of the project.

Location and Description

The Ocampo Project is 100% owned by the Corporation and is located approximately 235 kilometers west southwest of the state capital, Chihuahua, within the Ocampo Municipio, in the State of Chihuahua, Mexico. The Ocampo Project encompasses the development of the entire Ocampo mining district, which consists of nearly vertical gold-and silver-bearing quartz veins typically two to three meters wide, intruded into a rhyolite host rock. The Corporation controls a large amount of property in the Ocampo mining district, with its total holding consisting of 44 mining titles, encompassing 3,524.54 net hectares. The following table provides details with respect to each mining title.

Figure 1:  Location of Project

Table 3-1: Description of Mining Titles

	Concession	Number	Hectares	Expiry
1	El Penol	214321	7.78	Sept. 5, 2051
2	El Rayo	160307	12.00	July 22, 2024
3	Santo Nino	189284	19.34	Dec. 4, 2040
4	La Resureccion	185243	37.58	Dec. 13, 2039
5	La Escalera	218971	19.02	Jan. 27, 2053
6	Maria	195211	8.52	Aug. 24, 2042
7	La Gloria	168685	108.00	July 1, 2031
8	San Amado	147733	46.28	May 17, 2017
9	El Mastuerzo	150528	9.00	Oct. 27, 2018
10	Nuevo Jesus Maria y Jose	151997	13.69	Nov. 11, 2019
11	Cubiro	153207	7.03	July 29, 2020
12	San Martin	155698	17.37	Oct.27, 2021
13	El Rayo	155697	20.73	Oct. 27, 2021
14	Balvanera	192789	6.45	Dec. 18,2041
15	Mirasol	161866	10.00	July 21, 2025
16	La Fe	212201	39.00	Sept. 21, 2050
17	La Estrella	147793	9.00	June 27, 2017
18	Santa Ana	165663	14.26	Nov. 27, 2029
19	El Porvenir	212992	14.78	Feb. 19, 2007
20	Alejandra	213422	469.88	May 10, 2007
21	Alejandra Uno	213423	505.67	May 10, 2007
22	Alma II	214374	0.92	Sept. 5, 2007
22	Alma III	214375	4.00	Sept. 5, 2007
23	El Hueco	189226	2.21	Dec. 4, 2015
24	Santa Juiliana	170141	10.10	Mar. 16, 2032
25	Rosario de Oro	170142	8.00	Mar. 16, 2032
26	Belen	170143	16.00	Mar. 16, 2032
27	Lluvia de Oro	170144	100.00	Mar. 16, 2032
28	San Ramon	170145	16.00	Mar. 16, 2032
29	Estanislao	170146	5.67	Mar. 16, 2032
30	Candelaria	170147	3.99	Mar. 16, 2032
31	Altagracia	170148	12.00	Mar. 16, 2032
32	San Jose del Picacho	170149	4.59	Mar. 16, 2032
33	Matulera	170150	9.47	Mar. 16, 2032
34	San Jose y San Juan	170151	24.74	Mar. 16, 2032
35	Belgrado	170152	7.28	Mar. 16, 2032
36	Ampliacion de Altagracia	170153	10.00	Mar. 16, 2032
37	Krystal	204194	1657.92	Dec. 17, 2046
38	San Juan	191736	53.91	Dec. 18, 2041
39	La Olvidada	192048	105.00	Dec. 18, 2041
40	Buenos Aires	212551	19.67	Oct. 30, 2050
41	Diez de Mayo	213571	23.79	May 17, 2007
42	El Faro	217082	4.46	June 13, 2008
42	Alejandra II	213424	29.44	May 10, 2007
	Total Net Hectares		3524.54

The concessions are held by Gammon Lake de Mexico, S.A. de C.V., a wholly owned subsidiary of the Corporation (“Gammon Mexico”). The records show that Gammon Mexico has a 100% interest in the claims. Twenty-seven of the claims are filed free of any liens or encumbrances while the other 17 claims are subject to fulfilling the “Soyopa Agreement” (as defined below). Seven claims that are filed free of encumbrances are subject to further payment terms under the “Minera Fuerte Agreement” (as defined below).

SOYOPA AGREEMENT

The Soyopa Agreement outlines the terms for the Corporation to purchase the concessions from Minerales de Soyopa, S.A. de C.V. This agreement was entered into on March 1, 2000 with amendments, August 17, 2000, April 24, 2001 and November 24, 2001 (collectively, the “Soyopa Amending Agreements”).

To date all of the terms of these agreements have been met and the only the following terms are outstanding.

The Corporation is required to make an additional payment of U.S. $7,000,000. This payment can be made in two separate installment with U.S. $3,5000,000 to be paid on or before November 23, 2006 and the remaining U.S. $3,500,000 to be paid on or before November 23, 2007 except if the property is placed into production prior to November 23, 2006, in which case an annual advance payment of U.S. $1,000,000 shall be made to Soyopa which will be credited against the U.S. $7,000,000 obligation and, if the property is sold to a third party, the balance of U.S. $7,000,000 shall be due and owing immediately. The obligation to complete the payment of U.S. $7,000,000 is secured by a charge registered on the mining concessions. In a related arm’s length agreement with Compania Minera Global S.A. de C.V. (“Minera Global”) dated July 17, 2000, pursuant to which consulting services were provided with respect to the Soyopa Amending Agreements, a balance of U.S. $1,000,000 is due to Minera Global upon the sale of the Ocampo Project.

The concessions subject to the Soyopa Agreement are numbered 170141-170153, 191736, 192048, 204194, 212551.

MINERA FUERTE AGREEMENT

In January 6, 1999 the Corporation entered into a joint venture agreement with Minera Fuerte Mayo, S.A. de C.V. (the “Minera Fuerte Agreement”) covering 17 concessionsMinera Fuerte Joint Venture. This agreement was amended December 2, 1999 and March 5, 2001, and includes a related agreement with Compania Minera Brenda, S.A. de C.V. dated February 21, 2003 (collectively, the “Minera Fuerte Amending Agreements”). Ten of the concessions were bought outright and 7 concessions are subject to the terms of the February 21, 2003 Minera Fuerte Amending Agreements which provides for a purchase (the “Minera Fuerte Buy-Out Agreement”). With the Minera FuerteBuy-Out Agreement, Gammon Mexico acquired a 100% interest in the Minera Fuerte Agreement in consideration for the grant of an 8% net profits royalty up to the maximum of U.S. $2,000,000. An additional U.S. $250,000 is due if, as a result of exploration of the property, a minimum mining reserve of two million ounces of equivalent gold is obtained, as determined by an independent third party consulting firm of international repute which is mutually acceptable to the parties thereto. In the event that the Corporation were to sell the property, the full U.S. $2,000,000 becomes dues and payable at that time.

The concessions subject to this agreement are numbered 147733, 150528, 151997, 153207, 155697, 155698 and 192789.

Exploitation concessions have a 50-year life and can be renewed for as long as the mine is active. The elevation of a mining concession from exploration to exploitation can be a lengthy process but all rights concerning exploration and exploitation remain in force during the conversion period.

The concessions are for mineral rights only and the Corporation has secured the surface rights in the current areas of interest. On March 20, 2002, Gammon Mexico and Minerales de Soyopa, S.A. de C.V. (“Soyopa”) entered into a surface rights lease with the Common Land (Ejido) Commissariat covering the mining concessions of Gammon Mexico and Soyopa. This agreement covers approximately 2000 hectares. The agreement is for 30 years for the initial and only payment of U.S. $20,000. The agreement has been registered with the National Agrarian Registry.

All concessions have an annual minimum investment to complete and an annual mining tax must be paid to keep the concessions in good standing.

It should be noted that some small concessions, held by others, exist within the Corporation’s concession blocks. These concessions are not in areas of significant mineralization and are not considered a problem to the Ocampo Project.

MINIMUM INVESTMENT (assessment work)

To keep the concessions in good standing a minimum investment or assessment work (MI) must be made each year and the work filed. The amount of the MI varies based on the size, age and type of the concession. The MI required changes each year with the Department of Mines publishing a new list at the first of the year and it varies with the consumer price index.

It is possible to group concessions together and carry forward the excess work from previous years. The current work programs coupled with the past work by the Corporation should satisfy the minimum requirements for many years.

For exploitation concessions the annual amount of MI only varies with the size of the concessions. The smallest concessions up to 30 ha only have a requirement of 45.14 pesos/ha or approximately Cdn. $5.40/ha. Twenty-eight of the concessions are in that category. As the concessions get larger the MI increases. For 30 to 100 ha the annual MI is 90.27 pesos or approximately Cdn. $10.80 Cha. Five of the concessions fall into that category. The concessions that are greater than 100 ha have a fixed fee per concession plus an amount per ha. Gammon has 2 concessions just over 100 ha and the average MI is 187.71 pesos/ha for the 105 ha concession and 187.52 pesos/ha for the 108 ha concession or approximately Cdn. $22.50/ha. The largest concession 1657.92 ha has an MI of 724.90 pesos/ha or approximately Cdn. $87/ha.

The average MI on the Corporation’s 3,524.54 ha of exploitation concessions is currently 518.45 pesos or approximately Cdn. $62.21/ha totaling Cdn. $219,262.

(assessment work) EXPLOITATION CONCESSIONS

SURFACE RANK (HECTARES)	FIXED ANNUAL FEE (PESOS)	ADDITIONAL ANNUAL FEE PER HECTARE (PESOS PER HECTARE)

Up to 3	0.00	45.14

>30 up to	0.00	90.27

>100 up to	752.27	180.55

>500 up to	2,256.82	361.09

>1,000 up to	4,513.64	722.18

More than	15,797.74	1,444.36

MINING DUTY (tax)

The rate of the mining duty (MD) depends on the concession type and the age of the concession. The rate changes each semester with the Mexico Department of Mines publishing the new rates in January and July. The MD is due in both January and July.

Table 3-2: Mining Duties

Rate per hectare for the first semester of 2004
(in Mexican Pesos):

EXPLORATION CONCESSIONS

During the first year	2.0230
From the 2nd to the 4th year	6.01
From the 5th year	12.43

EXPLOITATION CONCESSIONS

During the first and 2nd years	25.06
From the 3rd and 4th year	50.34
From the 5th year	88.29

The rates are effective if you pay during January, but if the payment is delayed, every month you have to add some penalties and actualizations that are also published in the “Official Newspaper” of the Mexico Department of Mines.

The Ocampo Project exploitation concessions are all at the high rate of 88.29 pesos/ha except for 3 concessions totaling 77.7 ha are at the rate of 50.34 pesos/ha. The average rate of MD for the exploitation concessions is 87.10 pesos/ha.

The exploration concessions are all at the rate of 6.01 pesos/ha.

The total MD for the Ocampo Project concessions is approximately Cdn. $26,600 for the first quarter of 2004.

Access

The property is accessed via Federal Highway 16, a major transportation route across the northern Sierra Madre Mountains. The last 27 kilometers of road to Ocampo is a government maintained gravel road from Cahuisori. The property is 302 kilometers by road from the city of Chihuahua. Alternatively, the property can be reached from Highway 16 by a government maintained gravel road from Mycoba to Morris, then east 25 kilometers to Ocampo. The State of Chihuahua has two international airports located at the cities of Ciudad Juarez and Chihuahua. Within the State of Chihuahua, there are over 4,000 kilometers of paved highway and 7,000 kilometers of improved road. A railhead is present at La Junta. The State of Chihuahua contains 2,100 kilometers of railway with connections to the rail lines in the United States.

Climate

Cool winters and mild summers are typical of the temperate climate in the Ocampo area. The rainfall occurs mainly during the summer monsoon season from July to September. Snow and rain occur sporadically during the winter months. The average annual precipitation is approximately 800 mm.

Local Resources

Vegetation in the area consists of pine and mixed pine and deciduous stands of trees. There is sufficient forestation in the area to support a number of sawmills although the government has recently imposed tree harvest restrictions. Mining is and has been the primary industry in the pueblo of Ocampo and the surrounding area for two centuries.

Infrastructure

The pueblo of Ocampo is in the eastern portion of the project area. It has an estimated population of 500 people and is the seat of the municipal government. Mining and forestry are the major industries in the area. An adequate workforce that is familiar with both underground and open pit mining methods are present in the area. Ocampo has recently been connected to the national electrical grid via a 33kV power line. Telephone communications were brought on line in September 2004. The proposed power supply for the mining operations will be generated by company-owned generators due to capital and operating costs considerations.

Physiographic Description

The Ocampo Project is within the Sierra Madre Occidental physiographic province, an incised plateau exhibiting characteristics of a youthful topography. The project area ranges in elevation from 1,600 meters to 2,200 meters in elevation and is located near the eastern edge of the Barranca (canyon) country. There is adequate space on the Corporation’s mining concessions for the plant, tailings, pond and other necessary facilities.

Historical Activity and Exploration

Exploration of Northern Mexico by the Spanish started in 1554, and in the immediate area of Ocampo with the first significant mineral discovery in Chihuahua in the Santa Barbara district in 1567. Ocampo was discovered in 1804. The initial exploration and exploitation of the area was curtailed because of the Mexican War for Independence during the early part of the 1800’s. After the war, English interests made significant investments in the Refugio and Plaza de Gallos mines in the western part of the district. Veins in the northeast Ocampo project area were discovered shortly after in the 1840’s. In the mid 1800’, mining experienced a slow down due to the political unrest associated with the French Intervention.

In the late 1800’s, the government of Porfiro Diaz actively encouraged foreign investment and the development of the Ocampo mines was accelerated. From the 1880’s until 1912, Ocampo had its greatest period of historical development. By the early 1900’s, the Green Gold-Silver Company had effectively consolidated the district. In 1912, shortly before the Mexican Revolution, the chief engineer of Sierra Consolidated, Robert Linton, estimated that up until that time, the total production of gold and silver from Ocampo had exceeded 100 million U.S. dollars. The Mexican Revolution halted mining in the Ocampo district and much of Mexico. In the 1930’s, with the rise in the official price of gold, activity in the area increased. In the period between 1939 and 1941, the predecessor company of Minerales de Soyopa produced over 3.8 tonnes of gold and 59 tonnes of silver from one high grade ore shoot at the Plaza de Gallos mine. Small scale operators and gambosinos continued to operate in the area from the 1940’s through the 1990’s.

In the 1980’s the Consejo de Resources Minerales (CRM), an agency of the Mexican federal Government, financed the construction of a mill equipped with a flotation circuit that can process about 100 tonnes per day. In 1994, the Mexican mining laws were changed to allow 100 percent foreign ownership of mining properties. This change in the Mexican mining laws accelerated exploration investment throughout Mexico. In 1997, Mogul Mining NL (Mogul) entered into a joint venture with Soyopa. Mogul conducted a district scale mapping and sampling program focusing on the western portion of the district. A total of 59 reverse circulation drill holes for a total of 6,288 meters of drilling were completed. In 1999, Augusta Resources Corporation (“Augusta”) entered into an agreement to acquire Mogul’s interest in the project. Augusta drilled 11 reverse circulation holes and deepened one existing hole for a total of approximately 1,677 meters drilled. Mogul and Augusta did not meet the work commitments in the agreement and the property reverted to Soyopa.

In 1999, the Corporation obtained an option to purchase 17 mining concessions in the area from Minera Fuerta Mayo, S.A de C.V. (“Minera Fuerta”). During 1999, the Corporation had an active exploration program consisting of mapping, sampling, underground test mining and core drilling. 50 shallow holes were drilled in the Northeast Ocampo project area totaling approximately 3,729 meters. The results of this work were detailed in a Pincock Allen Holt report dated December 9, 1999. In 2000, the Corporation entered into a joint venture agreement with Soyopa. The joint venture agreement was replaced with a purchase agreement dated November 24, 2001. With the Soyopa Agreement, the Corporation effectively consolidated the entire Ocampo mining camp for the first time since the Mexican Revolution of 1912.

In 2000, the Corporation continued exploring the properties with delineation drilling on the shallow PGR deposits. At this time drilling to explore the deeper potential of the Northeast Ocampo vein structures was also carried out. A total of 31,046 meters of reverse circulation and core drilling was completed during the course of this program. As part of this program, Millennium Mining Associates completed a detailed structural/geochemical analysis of the mineralization in the district. Dr. Derrick McBride performed additional structural work at this time. Metallurgical testing was carried out by KCA in 1998, 1999, 2000, 2001, 2002, 2003 and 2004. A preliminary design and a cost estimate for a heap leach pad and ponds was made by KCA in March 2001. At the same time, Seegmiller completed a geotechnical evaluation on the stability of potential open pits for the Picacho, Plaza de Gallos and Refugio deposits.

During 2001, the Corporation completed an independently audited resource study. In April of 2002, Pincock Allen Holt completed a scoping study examining the economics of a combined open pit/underground mining operation utilizing heap leach recovery techniques. In March 2002, Bolnisi Mining N.L. (Australia) entered into an agreement with the Corporation to earn a 60% interest in the PGR portion of the property. They were to complete a feasibility study and bring the property to production within a two-year period.

Beginning in 2002, a large scale drilling program was undertaken by the Corporation to test the potential at depth of the high grade veins in the Northeast Ocampo project area. In the spring of 2003, the Corporation decided to proceed with an underground exploration and development program via a 4 x 5 meter decline ramp to further explore the veins within the Northeast Ocampo project area. KCA completed a scoping study at this time examining economics of an underground mining operation with conventional mill processing. In November 2003, the Bolnisi earn-in agreement was terminated and all technical data generated by Bolnisi was made available to the Corporation.

In early 2004 a feasibility study was begun to examine the economics of a combined open pit and underground mining operation utilizing heap leach recovery techniques for the PGR open pit ores and conventional milling for the higher grade underground Northeast Ocampo project vein deposits. As of June 10, 2004, the data cut-off for resource and reserve estimates, over 130,000 meters of drilling in over 800 drill holes had been completed. The Corporation currently has a continuing program of exploration and development drilling both in the Northeast and PGR project areas (“Northeast” is the designation of the high grade underground-target vein areas, and “PGR” is the designation of the open pit area). Efforts in the Northeast underground have been focused on reserve definition and delineation of a new type of vein mineralization.

The newly discovered sulphide veins are mineralogically different from the previously discovered and historically exploited quartz vein breccias. The sulfide veins are composed primarily of semi- to massive-sulphide veinlets with only minor quartz as opposed to the historically exploited quartz rich vein breccia. The mineralogical make-up of the sulphide veins is such that in the surface weathering environment these veins rapidly deteriorate, resulting in the absence of an outcrop. This type of weathering would explain the absence of this vein type in the historical production records and vein descriptions of the Ocampo district. To date, two veins of the sulphide type have been discovered. Esperanza hosts a currently modest resource grading 10.8 g/t eAu. Limited drilling and sampling on Chica Rica has returned up to 103 g/t Au and 1300 g/t Ag. Both veins are open in all directions. Bottle roll tests to date indicate gold and silver contained in the sulphide veins is amenable to cyanide recovery methods.

Exploration in the Ocampo Open Pit area is currently focused on the Luke’s Luck–San Ramon structure in the area between the Picacho and Plaza de Gallos deposits, and the westward extension of the La Estrella deposit. Both the Estrella extension and Luke’s Luck are immediately adjacent to known reserves. Neither of these targets have a resource estimate attributed to them.

Regional Geology

The Sierra Madre Occidental (SMO) is an extensive physiographic province that is composed largely of volcanic rocks which overlie a Precambrian through Jurassic basement. This is one of the largest unmetamorphosed andesite and dacite accumulations in the world. Erosion and uplift have created deep incised canyons. The basement rocks are rarely exposed and poorly known. This province extends from the south of Mexico to the border of the United States.

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The oldest rocks exposed in the Ocampo area are the Triassic to Cretaceous aged T&eacute;moris Unit. These sediments are found in isolated erosional windows and are composed of conglomerates, sandstones, limestone lenses and intercalated andesites. Beginning with the Laramide Orogeny in late Cretaceous and continuing throughout the Cenozoic, the area was the site of intense volcanic activity. This volcanism produced a thick sequence of volcanic flows, tuffs, and agglomerates of andesitic to rhyolitic composition and related intrusives.

Volcanic stratigraphy in the Sierra Madre Occidental has been broken into two main groups consisting of the Lower Volcanic Group (LVG) and the Upper Volcanic Group (UVG). LVG rocks dominate the project area and consist of massive andesitic to rhyolitic flows and tuffs. Localized beds of volcaniclastic sediments are also present. This group of rocks is host to the majority of the Au-Ag deposits exploited thus far in the SMO. UVG rocks are comprised of felsic ignimbrites, tuffs, flows and volcaniclastics. Textural and sorting characteristics indicate some of the units were deposed under basal surge conditions. This intense and prolonged volcanic activity probably produced the hydrothermal mineralization responsible for the numerous gold and silver mines in the area.

On a regional scale the SMO is a relatively undeformed high plateau (Henry and Aranda-Gomez, 1992). Overall, there is a northwest trending structural fabric best evidenced by the alignment of the numerous mining districts found in the SMO. The shear volume of volcanic rocks and the numerous semi-circular features that can be identified in high altitude air photos and satellite imagery indicate the formation of large volcanic calderas. From the satellite work it appears that Ocampo lies near the center of a major caldera and is surrounded by at least two others. Henry and Aranda-Gomez suggest that the reason that the SMO is relatively undeformed is due to the presence of a large batholith that underlies it. This inferred batholith is believed to be source of the very large volume of volcanic sediments.

Ocampo District Geology

The two geologic units that are exposed within the Ocampo District are the LVG and the UVG. These rocks are composed of andesites, rhyolite flows and agglomerates which are overlain Oligocene tuffs of the UVG. An age date of 28 Ma is recorded for the upper most volcanic unit making the major part of the mineralization older than that date.

The stratigraphic column at Ocampo is composed entirely of volcanic and intrusive rocks of the LVG and UVG. The oldest recognized unit exposed at surface is a rhyolitic sequence within the LVG. Flow and pyroclastic textures have been recognized in both outcrop and core. Pyrroclastic breccias from this unit contain andesite to dacite fragments indicating an older andesite unit is potentially present beneath this unit.

Overlying the rhyolite unit is a thick sequence of andesite to dacite agglomerate flows and tuffs. These rocks are also units within the LVG. Agglomerates are the dominant rock type within this unit. Interbedded within these are occasional lenses of volcaniclastic sediments. Overlying the andesitic unit, UVG rocks are comprised of felsic ignimbrites, tuffs, flows and volcaniclastics. Textural and sorting characteristics indicate some of the units were deposited under basal surge conditions. All the above rock types have been intruded by andesite to dacite dikes and sills.

In general, Ocampo can be broken into two major structural areas, the NE area and the PGR trend that extends from Alta Gracia in the southeast to beyond La Estrella in the west. This structural fabric is the result of movement along a series of northwest trending structures, indicating six major periods of deformation. The driving force behind these events is believed to be a combination of the emplacement of a postulated intrusive beneath the district and extensional regional tectonics.

Stereonet analysis shows that both dip slip and strike slip movement accompanied each phase of structural deformation. Orientation and geometry of the higher grade mineralized zones intersected in drilling, further supports both strike slip and dip slip movement. The PGR area consists of a series of NW trending faults that jog across WNW trending structures. Timing, geometric and kinematics support the hypothesis that the WNW fault zone is an oblique transfer zone that developed in order to accommodate movement along the NW faults and that the NW trending structures are part of a district scale cymoid loop. The NE area consists of a large northerly trending structure, the Belen-San Jose, which is intersected by the NW trending Aventurero and Rosario structures. Numerous NNE fault segments bounded by NW faults are also present. The large north trending Belen-San Jose structure intersects the PGR trend in the La Pared area.

Deposit Types

Ocampo is a classic gold-silver epithermal mining district. The mineralogy and alteration present in both the PGR and the Northeast Ocampo project area are indicative of low sulphidation, quartz-adularia type epithermal systems. The low sulphidation systems contain quartz veins, stockworks and quartz breccias with gold, silver, electrum, argentite and pyrite with minor and variable amounts of base metal sulphides. These minerals probably were deposited in a high level (epizonal) to near surface environment.

In the northwest portion of the property, historic mines such as La Fe and other prospects are considered to be of the high sulphidation, quartz enargite type deposits. This type of system has veins, vuggy breccias, and sulphide replacements ranging from pods to massive lenses associated with high level hydrothermal systems. The mineralization in the La Fe area is hosted by rhyolite and dacite rocks. These rocks and mineralization may be stratigraphically lower than the mineralization in the PGR Trend and the Northeast area. This suggests that this type of mineralization may be found at depth under the PGR Trend and the Northeast deposits.

Mineralization

The gold-silver mineralization in the project area is structurally controlled. Structures that strike N, WNW, NW, NE and E-W all host mineralization that is potentially of economic grade. While the majority of potentially economic mineralization discovered to date is hosted in andesite flows and agglomerates, all rock types contain mineralization and no single rock type has been shown to be more receptive to gold and silver mineralization.

Quartz occurs in a number of forms such as banded creamy white chalcedony, clear crystalline white quartz and drusy amethyst. Prior technical work indicates that the majority of quartz deposition took place during structural event 3, while the gold-silver deposition only took place in the last two periods of deformation. The gold-silver mineralization is seldom found in discreet fissure veins at Ocampo. The majority of host structures consist of a core of quartz breccia surrounded by varying degrees of quartz stockworks and silicification. The true thickness of the mineralization exceeds 50 meters in some areas such as Plaza de Gallos and Refugio. An argillized halo is often present surrounding the silicified structures. A second type of gold and silver bearing vein has recently been discovered in the Northeast Ocampo project area. Two of these veins have been found to date, Esperanza and Chica Rica. These veins consist of semi to massive sulfides filing fractures, and as disseminations in the wall rock sulfide. Relatively minor quartz accompanies the sulfide mineralization indicating a relatively late formation.

The precious metals consist of electrum, native silver and a variety of silver sulphides. The base metals sphalerite, galena and chalcopyrite occur in minor varying amounts and have no economic importance in these veins and there does not appear to be an increase in concentration at depth. A prior technical study suggests that Cu, Pb and Zn along with gold and silver can be indicators for precious metal deposition. The same study found that depletions of Li, Ba, Na, K and Ti can also be an indication of precious metal deposition. Argillic or clay caps may be an expression of the very tops of the precious metal depositional horizons.

The gold-silver mineralization is known to occur in this area over a vertical distance of 750 meters. This vertical distance is not known from one deposit. It is based on the fact that the lowest productive levels at the Santa Juliana mine were at an elevation of approximately 1,400 meters and the vein outcrop at the Plaza de Gallos, the highest point, is at an elevation of approximately 2,150 meters.

Drilling

Since 1997, this large project area has been the subject of a number of drilling campaigns by the Corporation and other operators. The Corporation has maintained the results of all the drilling completed since 1997. The drilling has been done using reverse circulation (RC) sample collection or by diamond core drilling. As of June 10, 2004, over 130,000 meters of drilling in over 800 drill holes had been completed. The drilling on the Open Pit PGR trend had been mainly by reverse circulation prior to the current program. During the current program, and since 2004, core drilling has predominated over reverse circulation methods.

In the Northeast area the drilling has been predominantly by diamond core drilling. The first 20 holes of the 2002 drilling program were collared using RC methods and completed through the mineralized zone by core drilling. All holes drilled since 2002 in the Northeast Ocampo project area have been diamond core holes.

Underground drilling in 2000 and 2001 was done from drill stations prepared in old workings. Drilling from the new ramp commenced in 2003 and has focused primarily on the Aventurero, San Juan and Esperanza veins. Reliable operators have been used through the modern project history and the drilling has been of good quality throughout this active period.

Current drilling is focused on strike extensions of deposits in the Open Pit area and reserve drilling on the NE underground veins. As of November 11, 2004 approximately 980 holes totaling 166,000 meters had been completed in the Ocampo Gold Silver Project.

Mineral Resources and Reserve Estimates

General

The mineral resource and mineral reserve estimates for the Ocampo project were calculated under the direction of John Thornton of Mintec, Inc. The estimates were made from 3-dimentional block models utilizing commercial mine planning software developed by Mintec, Inc. called MineSight®. Mintec and the Corporation developed the original resource model of the PGR trend deposits and separately the Northeast deposit. The resources have been reported by Mintec under a previously submitted report. The text of this section is derived from that report. The project limits are based on a local mine grid of 17500 to 21200 Easting, and 9600 to 11200 Northing. This area represents a 5.92 square kilometer area. The elevation bounds are 1,300 meters by 2,200 meters. The block cell size measures 10 meters east by 4 meters north by 3 meters high. The ore block size was chosen to minimize dilution of the dipping ore zones, and for tight geological control for the high-grade veins.

The mineral reserve and resource estimates found herein have been prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”) and, as set out in the notes below, are based on technical reports prepared by independent experts, or have been prepared by the Corporation under the direction of, and verified by a Qualified Person (as such term is defined in NI 43-101). Mineral resources are not mineral reserves and do not have demonstrated economic viability, but do have reasonable prospects for economic extraction. Measured and indicated mineral resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity and to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be upgraded to mineral reserves through continued exploration.

The criteria set forth in NI 43-101 are similar to the reserve definitions and guidelines for classification of mineral resources used by the U.S. Geological Survey. However, the definitions in NI 43-101 differ in certain respects from the definitions set forth in the United States Securities and Exchange Commission’s Industry Guide 7 concerning mining operations.

Geographical Area Model Division

Gold and silver mineralization is largely structurally controlled. Based on the large base of drill hole information and geological mapping, the deposit has been subdivided into a number of areas based on historical mining names, or new geographical areas or domains, each containing predominant structures of differing orientation. The naming convention for these areas has previously been summarized, but major domains for resource reporting are as follows: most easterly deposit La Estrella on the PGR Trend including Conico, Refugio, Plaza de Gallos, Picacho and the Northeast Zone.

There have been a total of 627 drill holes, trenches and underground channel samples comprising a total of 24,057 meters of exploration information completed within the PGR Trend area that have been loaded into the Mintec database. A number of these holes were drilled outside of the productive deposit areas for geo-technical purposes or for condemnation drilling and were not used to define ore zones. Mintec filtered the data to be used for grade extension by assigning an ore code for low-grade equivalent gold (less than 0.50 g/t), mid-grade equivalent gold (greater than 0.50 g/t but less than 3.0 g/t), void or barren areas, and high-grade equivalent gold (greater than 3.0 g/t) to identify drill holes and their interval ranges which contributed to the development of ore zones. Identified continuous mineralized zones have been drilled on 50-60 meter grids, with many infill section spacing done on 25-meter grids. There were a total of 64 sections used to describe resource areas whose combined strike length spans 2,500 meters. The 3g/t high-grade resource vein sets were designed using a total of 60 interpreted sections.

Data Analysis

The geostatistical analysis of Ocampo deposit included the statistical analysis of assays and composite grade items, the correlation analysis of the composites and the spatial continuity analysis of the mineralization using the variograms

The current Ocampo deposit database contains a total of 1,434 records of drill holes of various lengths and orientations, including the trenches and underground samples. The majority of the holes are drilled at dips between 30 to 75 degrees. They are oriented towards the trend plane of the deposit that has a strike of about N120E. The holes were typically drilled on sections that are 25-50 meters apart depending on the location. The depths of the holes are mostly within 100-250 meter range. The total drilling is over 62,500 meters with about 33,000 assays, including the unassayed intervals. The assayed intervals for gold and silver consist about 80% of the total assays. However, in some cases they were not always assayed in the same interval. The nominal assay interval length is 1.5 meters although there are some at 3 meters. Therefore, the average assay interval length is 1.898 meters.

There are areas in the deposit that are identified by a specific name. Only four areas in this deposit were included in the study. These are: Conico, Plaza de Gallos, Refugio and Picacho. Assays in these areas were given an AREA code of 1-4. About 15% of the assays are outside these areas and therefore do not have codes. The mineralization intensity codes were based on gold and silver grade polygons interpreted on benches. These polygons became the basis of the solids representing the three grade mineralization categories as follows: Low-grade, Medium-grade, Internal waste and High-grade. Assays within these solids were given a ZONE code of 1-4. Only about 31% of the assays in the studied areas were assigned codes. The assays outside the solids therefore were not coded, and are considered waste.

Northeast Area

The Northeast Ocampo underground area comprises an aerial extent of 1.7 kilometers by 2.8 kilometers. A total of 342 drill holes and channel samples were used to define the San Juan, Aventurero, Rosario, Las Animas-San Amado and Esperanza veins which were modeled in the Mintec study.

There were a total of 1,093 assay intervals ranging from 0.2 meters to 6 meters in length to model the underground veins. Based on statistical analyses, assays were cut to 45 g/t gold and 1800 g/t silver in the San Juan and Esperanza veins, 32 g/t gold and 1,200 g/t silver in the Rosario vein, 25 g/t gold and 1200 g/t silver in the Las Animas-San Amado veins and 32 g/t gold and 1600 g/t silver in the Aventurero vein.

An economic cutoff of 3 g/t gold equivalent was employed with allowances for internal waste resulting in 264 composite assay intervals calculated from the cut assay data. These composited intervals averaged 6.07 g/t gold and 246 g/t silver, or 9.85 g/t equivalent gold, and comprised a total length of 867.8 meters. These intervals were then used to define vein geometry.

The methodology employed to determine the resource volumes utilized geologic interpretation combined with a process developed by Mintec to establish basic vein surfaces using the composites. The resulting hanging wall and footwall surfaces were then horizontally sliced in four-meter elevations. These four-meter vein boundaries were then used to define vein geometry and block model. The grade calculations employed Inverse Distance 3 methodology. Measured category is defined as up to 25 meters from the closest composite and indicated 75 meters from the closest composite. Up to five composites were used for the block grade extensions. The vein boundaries are intersected with the block model and the percentage of the block that is above the 3 g/t cutoff is determined.

The Open-Pit PGR Trend

In the PGR trend there are a total of 1,206 meters of assay that are greater than 3.0 g/t gold equivalent. The average gold grade is 5.2 g/t and the average silver is 184 g/t. This converts to 8.03 g/t gold equivalent at the gold to silver ratio of 65 parts silver equal one part gold. When composited, the number of high-grade composites found within the PGR ZONE 4 is 1,255 meters grading 7.51 g/t gold equivalent. There are an additional 58 meters of high grade composites found within the Low and Mid-grade zones, but these are severely reduced when averaged with 11 other lower grade composites during interpolation.

Within the PGR trend, the sections for each area have been prepared as separate units within the area. These veins on section have been linked with their east and west neighbor or maximally extruded to a distance of 75 meters when they are on the outside of a specific vein, and they are closed off. These volume shapes are basically the same foot and hanging wall boundaries that were used to bound the veins in the Northeast area, except that what may be the same vein across the Conico-Refugio-Plaza de Gallos trend, is artificially broken up at the edges of each geographical area for tighter control of volume shapes. The lower grade outlines for all areas were prepared first from section, and then sliced in plan at 3-meter intervals. These plan outlines were displayed with the associated assay information existent within 30 meters above and below that plane, and the boundary adjusted accordingly with the evident local pierce points of the economic drilling data.

The bench outlines for the Low and Mid-grade zones were first loaded into the Block model by area. The solids produced during the development of the High-grade veins were next loaded over the Low and Mid-grade zones being majority wise inside of those shapes. Finally the internal waste/voids shapes were loaded into the block model to take precedence above other material. Each block received the prevalent ZONE code, and the percent of that ore zone for tonnage determination inside that block.

All composites receive a specific ZONE code so that during interpolation, only same ZONE code data within the ellipsoid are used to gather the closest same ZONE code composite data for grade extension. This simply means that high-grade data may only be used in high-grade zones and low-grade data can only be used in low-grade zones. This prohibits high-grade data bleeding into low-grade zones and uplifting grade expectations, and by the same restriction insuring that adjacent low grade values do not artificially overwhelm thin grade zones and severely dilute the high-grade vein material.

Grade Estimation

The grade values for silver and gold employed Inverse Distance 3 methodology. Nearest neighbor grades (polygonal) were also calculated for validation purposes. Measured category is defined as up to 25 meters from the closest composite and Indicated 75 meters from the closest composite. The Inferred category, when appropriate to describe the underground resources over a very wide area, are those tonnages where the distance to the closest composite is greater than 75 meters.

Up to five closest composites were used for the block grade extensions for the Northeast Area, and up to 12 closest composites were used for the block grade extensions for the PRG trend areas. Outlier restriction methodology was imposed to limit the effect of extremely high grades of gold and silver as discussed in previous chapters of this instrument, Gold and silver were computed individually within each area of the models. Distance to the nearest composite and number of composites used were stored for each block in the models. The resulting calculated resource model is the summarized at the economic cutoff for the open pit areas and separately for the underground resources. The implementation of the interpolation plan was checked for all zones within areas for all metals and found to have executed properly.

Validation

Mintec reviewed model IDW3 silver and gold values in section and plan view. The values were inspected with respect to surrounding drill hole data composites values and overall distribution. All restricted outlier cases were examined. Mintec found that the overall model grades for both the Northeast and PGR trend honored the drill hole composite data and that the resulting distribution was reasonable. The restricted outliers handled the extreme values properly.

Inspection of the model and drill hole data in plan and in sections, together with the spatial statistical work showed reasonable geologic and grade continuity within the main areas of mineralization of all deposits. It can be said that even though the geological interpretation plan has segmented the PGR trend into four areas, there is substantial evidence that especially in the roughly two kilometer strike length on which the Conico, Refugio and Plaza de Gallos deposits are found, these deposits probably represent continuation of the same vein structure. The existing grid over the PGR Trend is about a nominal 40 to 50 meters on and between sections. The area covered by these data spacing demonstrates sufficient confidence to be classified as Indicated Mineral Resource. Within the nominal 40-50 meter drill grid, additional local areas demonstrate good geologic and grade continuity where the sample spacing was about 20 to 30 meters. Blocks in these regions can be considered to demonstrate confidence to allow classification to Measured mineral resource.

Mineral Resources

Table 3-3 provides information on the resources summarized as Measured and by Indicated classifications by Area at a 3 g/t cutoff for the Northeast area, and at a 0.30 g/t cutoff for the Open Pit areas on the PGR trend. The description of the PGR trend as the open pit area has been provisionally confirmed as amenable to open pit exploitation using Kappes, Cassidy and Associates suggested heap leach process costs, and estimated Mexican mining costs.

The Inferred resource classification for the Northeast Area, and deep vein potential at greater than 3.0 g/t gold equivalent on the PGR trend is summarized in table 3-4. The new resource calculation, as illustrated in the tables below, contains 1.85-million gold ounces and 76.7-million silver ounces in the measured and indicated categories and a further 2.55-million gold ounces and 127.8-million silver ounces in the inferred category. On a gold-equivalent basis, the expanded, newly outlined resource at the Ocampo Project contains approximately 3.03-million ounces in the measured and indicated categories and 4.53-million ounces in the inferred category.

Table 3-3: Ocampo Total District Measured and Indicated Mineral Resource Summary

Project Area	Deposit Type	Gold (g/t)	Silver (g/t)	eAu (g/t)	Tonnes (000’s)	Ounces Gold	Ounces Silver	Ounces eAu

Northeast	Underground	4.80	227	8.3	4,065	628,000	29,662,000	1,082,000
Area	Surface	1.11	55	2.0	2,297	82,000	4,058,000	145,000

	Total Northeast	3.47	165	6.0	6,362	710,000	33,720,000	1,227,000
	Area Measured
	& Indicated

PGR	Open-Pit Area	1.03	37	1.6	32,192	1,067,000	38,698,000	1,667,000
Open-Pit	High-Grade	3.15	192	6.1	691	70,000	4,264,000	136,000
Area	below Open-Pit
	Area

	Total Open-Pit	1.07	40	1.7	32,883	1,137,000	42,962,000	1,803,000
	Area Measured
	&Indicated

	Total Ocampo	1.46	61	2.4	39,245	1,847,000	76,682,000	3,030,000
	Measured & Indicated

Table 3-4: Ocampo Total District Inferred Mineral Resource Summary

Project Area	Gold (g/t)	Silver (g/t)	eAu (g/t)	Tonnes (000’s)	Ounces Gold	Ounces Silver	Ounces eAu

Total Northeast Area - Inferred	4.17	229	7.7	13,226	1,773,000	97,481,000	3,277,000

Total Open-Pit Area - Inferred	3.06	119	4.9	7,930	779,000	30,289,000	1,251,000

Total Ocampo -Inferred	3.75	188	6.7	21,156	2,552,000	127,770,000	4,528,000

Numbers in the above tables were calculated using gold-equivalent cutoff grades of 3.0 g/t for Northeast underground and high-grade below open-pit area, 0.4 g/t for northeast surface, and 0.3 g/t for open-pit area. Gold-equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $375 and a silver price of US $5.77. The following tables detail the resources by class and area.

Table 3-5: Ocampo Detailed Northeast Ocampo Mineral Resource Summary

Measured Resources Northeast Underground	Gold (g/t)	Silver (g/t)	eAu (g/t)	Tonnes (000’s)	Gold Ounces	Silver Ounces	eAu Ounces

Aventurero	5.04	216	8.4	464,000	75,000	3,223,000	125,000

San Juan	6.72	355	12.2	244,000	53,000	2,785,000	96,000

Las Animas - San Amado	6.41	299	11.0	168,000	35,000	1,615,000	59,000

Rosario	4.10	243	7.8	296,000	39,000	2,313,000	74,000

Esperanza	7.78	159	10.2	39,000	10,000	199,000	13,000

Total Northeast	5.44	260	9.4	1,211,000	212,000	10,135,000	367,000
Underground Measured

Table 3-5: Ocampo Detailed Northeast Ocampo Mineral Resource Summary

Indicated Resource Northeast Underground	Gold (g/t)	Silver (g/t)	eAu (g/t)	Tonnes (000’s)	Gold Ounces	Silver Ounces	eAu Ounces

Aventurero	4.57	198	7.6	1,142,000	168,000	7,271,000	279,000

San Juan	5.99	374	11.7	371,000	71,000	4,462,000	140,000

Las Animas - San Amado	4.69	244	8.4	223,000	34,000	1,750,000	60,000

Esperanza	5.71	132	7.7	50,000	9,000	212,000	12,000

Rosario	4.17	236	7.8	588,000	79,000	4,462,000	147,000

Maria*	3.83	64	4.8	360,000	44,000	741,000	56,000

La Cruz*	2.86	163	5.4	120,000	11,000	629,000	21,000

Total Northeast	4.53	213	7.8	2,854,000	416,000	19,527,000	715,000
Underground Indicated

Total Northeast	4.80	227	8.3	4,065,000	628,000	29,662,000	1,082,000
Underground Measured &
Indicated 3 g/t Cutoff

Northeast Ocampo Surface Resource at 0.4 g/t eAu Cutoff (Previously Released)*

Measured Resources Northeast Underground	Gold (g/t)	Silver (g/t)	eAu (g/t)	Tonnes (000’s)	Gold Ounces	Silver Ounces	eAu Ounces

Brenda Surface Measured	1.37	103	3.0	190,000	8,000	629,000	18,000

Surface Measured	1.37	103	2.95	190,000	8,000	629,000	18,000

Brenda Surface Indicated	1.17	52	2.0	1,519,000	57,000	2,540,000	96,000

San Juan Indicated	0.90	47	1.6	588,000	17,000	889,000	31,000

Northeast Ocampo Surface Resource (cont)	Gold (g/t)	Silver (g/t)	eAu (g/t)	Tonnes (000’s)	Gold Ounces	Silver Ounces	eAu Ounces

Total Surface Indicated	1.09	51	1.9	2,107,000	74,000	3,429,000	127,000

Total Northeast Surface	1.11	55	2.0	2,297,000	82,000	4,058,000	145,000
Measured & Indicated

Total Northeast Ocampo	3.47	165	6.0	6,362,000	710,000	33,720,000	1,227,000
Project Measured &
Indicated Resources

*from previous studies

Table 3-6: Ocampo Detailed Northeast Ocampo Mineral Resource Summary

PGR Open Pit Resources 0.3 g/t cutoff	Gold (g/t)	Silver (g/t)	eAu (g/t)	Tonnes (000’s)	Gold Ounces	Silver Ounces	eAu Ounces

Aventurero	4.57	198	7.6	1,142,000	168,000	7,271,000	279,000
Measured	1.08	41	1.7	17,645,000	613,000	23,262,000	965,000

Indicated	0.97	33	1.5	14,547,000	454,000	15,436,000	702,000

Measured & Indicated	1.03	37	1.6	32,192,000	1,067,000	38,698,000	1,667,000

High Grade Below Open Pit					Resources 3.0 g/t cutoff

Measured	3.69	251	7.5	63,000	7,000	508,000	15,000

Indicated	3.13	186	6.0	628,000	63,000	3,756,000	121,000

Measured & Indicated	3.15	192	6.1	691,000	70,000	4,264,000	136,000

Table 3-7: Ocampo Detailed Inferred Mineral Resource Summary

Northeast Underground Inferred Resources 3.0 g/t cutoff	Gold (g/t)	Silver (g/t)	eAu (g/t)	Tonnes (000’s)	Gold Ounces	Silver Ounces	eAu Ounces

Aventurero	4.12	143	6.3	3,140,000	416,000	14,472,000	641,000

San Juan	5.08	349	10.4	4,131,000	675,000	46,408,000	1,384,000

Las Animas	4.53	216	7.9	1,889,000	275,000	13,142,000	478,000

Rosario	3.30	192	6.3	3,693,000	392,000	22,777,000	748,000

Esperanza	8.33	161	10.8	3,000	1,000	16,000	1,000

Total Northeast	4.26	234	7.9	12,856,000	1,759,000	96,815,000	3,252,000
Underground

Brenda Surface	1.21	56	2.1	370,000	14,000	666,000	25,000
0.4 g/t cutoff

19

Table 3-6: Ocampo Detailed Inferred Mineral Resource Summary (cont’d)

Northeast Underground Inferred Resources 3.0 g/t cutoff	Gold (g/t)	Silver (g/t)	eAu (g/t)	Tonnes (000’s)	Gold Ounces	Silver Ounces	eAu Ounces

Total Northeast	4.17	229	7.7	13,226,000	1,773,000	97,481,000	3,277,000
Ocampo Inferred

PGR Open-Pit Area	2.19	76	3.4	4,537,000	319,000	11,087,000	496,000
0.3 g/t cutoff

High Grade Below Open Pit	4.22	176	6.9	3,393,000	460,000	19,202,000	755,000
Area Resource
3.0 g/t cutoff

Total PGR Inferred	3.06	119	4.9	7,930,000	779,000	30,289,000	1,251,000

Total Ocampo	3.75	188	6.7	21,156,000	2,552,000	127,770,000	4,528,000
Inferred

The following table details proven and probable reserves as detailed in an independent report prepared by Mintec Inc. as part of the feasibility study. Based on detailed mine planning, Mintec Inc. calculated proven and probable mineral reserves in the Open Pit Area amounting to 1.43 million ounces gold-equivalent, with a further 833,000 ounces of gold-equivalent reserves contained in the Northeast Underground Area.

Table 3-8: Ocampo Proven and Probable Reserves

Project Area	Deposit Type	Gold (g/t)	Silver (g/t)	Gold-Equivalent (g/t)	Tonnes (000’s)	Ounces Gold	Ounces Silver	Ounces Gold-Equivalent

Northeast Area	Underground	4.51	240	8.42	3,080	447,000	23,768,000	833,000

Open Pit Area	High-Grade Open Pit	1.67	62	2.68	14,158	760,000	28,225,000	1,218,000

	Low-Grade Open Pit	0.27	8	0.40	16,323	142,000	4,199,000	210,000

Total Ocampo Proven & Probable		1.25	52	2.10	33,561	1,349,000	56,192,000	2,261,000

Note:	Gold-equivalent cut off grades utilized: 3.0 g/t for Underground, 0.6 g/t for High-Grade Open Pit, and 0.2 g/t for Low-Grade Open Pit. Gold-equivalent values are based on 61.54 grams of silver = 1 gram of gold, calculated on a gold price of US $400 and a silver price of US $6.50. Proven and probable reserves are a subset of measured and indicated resources.

Open-Pit Mineral Reserves

a)	Profitable Resource Tonnage within the PGR Trend/ Cost and Metal Price Mine Design Parameters

The determination of profitable resources within the open pit portion of the PGR trend is made by applying the expected recoveries advised by KCA to material within specific grade ranges, and also applying values to the specific gold and silver grades and the process costs for those tonnes. KCA advised that there would be two crushing routes for mined ore grade material. For material containing less than 0.60 g/t Au equivalent, this route would be a primary, followed by secondary crush, leaving the material at – 1.0 inch material size. The material containing greater than 0.60 g/t Au equivalent would also undergo a tertiary crush, rendering this material to –3/8 inch in size. Gold and silver recovery in the minus 0.60 g/t gold equivalent process route was modeled at 77% recovery for gold and 48% for silver. Gold and silver recovery for the greater than 0.60 g/t gold equivalent ore material was modeled with an 87% recovery for gold and a 72% recovery for silver.

The price used for determining profitability was gold at US$375 dollars per ounce, and US$5.90 dollars per ounce for silver. The process cost used for the lower grade material was US$1.94/tonne, and US$2.25 per tonne for the high-grade material. These values were used to compute the net value per tonne prior to applying a mining cost for each block.

The final feasibility profitability metal valuation is US$400 per oz for gold and US$6.50 per oz for silver, and final process costs were US$1.72/t for the lower grade material, and US$1.94/t for the high-grade material. A separate mining cost study was prepared for the Final Feasibility by Roberts and Associates that advised the use of $0.66 per tonne of material.

b)	Mine Design Process Capacity Objectives

The establishment of two process paths for crushing has suggested a primary objective of supplying the high grade to a 5,800 tpd crushing system through tertiary crush and sending this material to a stockpile area to be mixed with run of mine secondary crush lower grade material. This low-grade process has a daily capacity of 7,000 tonnes. Thus the high-grade design capacity is 2,030,000 tonnes per annum based on a 350-day operating year. This capacity is consistent with the KCA process design criteria of 95% availability. The low-grade capacity is designed to handle 2,450,000 TPA, also based on a 350-day operating ore year. The strategy currently planned is to adhere to a 0.60% g/t gold equivalent cutoff, which would be varied in operational practice to maximize the metal recovery in each planning period. If, for example there was more low-grade material available in a period, it could be more efficient to increase the cutoff to capitalize on the ability to process more high-grade material through the tertiary crusher facilities.

There also exists the situation when a significant amount of Mill grade material is exposed in the pit, which with high silver would be better off sent to the mill. This would then give the opportunity to send material just below the 0.60 g/t gold equivalent cutoff through the tertiary facilities to get a better gold and silver recovery due to the finer crush.

For the Final Feasibility production schedule, the primary objective has been to process the maximum amount of material through the tertiary facilities, and allow to low-grade facilities to process all the low-grade material that is made available by optimizing the high grade feed mining, up to the maximum capacity of 2,450,000 tpy.

c)	Pit Mining Reserves

The LG ultimate mining reserves developed individual pit phase geometry that were used to locate selected pit bottoms from which single lane and double lane roads were developed with careful attention that they remain predominantly in the foot wall of all the deposits except for Picacho. Picacho is totally exposed on the mountainside, and requires a switch back road scenario to remove ore and waste to the ore crushing and waste dump levels. Table 3-9, on the following page, contains the individual Pit phase data for gold silver, gold equivalent, ore and waste tonnages that include roads.

Table 3-9: Ultimate Pit Reserve Summary

Phase Number	Ore Body	AuEQ (g/t)	Au (g/t)	Ag (g/t)	Ore Tonnes	Waste Tonnes	S/R

1	Ref/Con	1.69	1.04	40.0	8,965,013	48,193,597	5.38

2	PDG	1.48	0.90	35.8	7,556,653	50,597,601	6.70

3	PIC-P1	1.64	0.98	40.8	4,027,280	14,086,879	3.50

4	PIC-P2	1.34	0.80	33.2	5,681,595	31,462,314	5.54

5	EST/Con	0.85	0.80	3.0	4,251,136	7,676,537	1.81

TOTAL		1.45	0.92	32.6	30,481,767	152,016,928	4.99

The total in situ gold content of the current designed open pit is 901,711 oz, and the silver content is 31,951,948 oz. This reduces to 1,421,176 ounces of gold equivalent.

d)	Annual Ore Schedule by High Grade and Low Grade Crush Feed to Heap Leach

The following table 3-10: Annual Mining Summary, presents the split ore feed from the crushing facilities to the heap leach pads. The low-grade 0.20 – 0.60 g/t AuEQ Primary crushed ore is fed at 7,000 tpd to a secondary crushing facility which takes the material to – 1.0 inch size. This crushed material is conveyed to a stockpile to be mixed with the –3/8ths inch feed before being sent directly to the heap leach pad. The secondary/tertiary crushing facility will handle 5,800 tpd. This facility receives high-grade greater than 0.60 g/t AuEQ that is primary crushed before being sent to this facility. The ore is crushed down to –3/8 inch size. This material is sent to a stockpile and mixed with the low-grade material, and sent directly to the heap pad when mixed. Table 3-11 details the cumulative open-pit mine production.

Table 3-10: Annual Mining Summary

		Grade				Grade

Year	High Grade tonnes (1000’s)	eAu	Gold	Silver	Low Grade tonnes (1000’s)	eAu	Gold	Silver	Waste tonnes (1000’s)	Total tonnes (1000’s)	Strip Ratio

0	172	2.26	1.08	77	228	0.40	0.29	8	4,927	5,327	2.32

1	2,030	3.37	2.08	83	1,922	0.40	0.23	10	25,837	29,789	6.53

2	2,030	2.74	1.77	63	2,439	0.36	0.23	9	19,561	24,030	4.37

3	2,030	2.66	1.60	70	1,690	0.40	0.26	10	22,243	25,963	5.98

4	2,030	2.51	1.58	61	2,206	0.40	0.25	8	20,348	24,584	4.80

5	2,030	2.86	1.85	66	2,406	0.36	0.26	6	24,559	28,995	5.54

6	2,030	1.67	1.29	24	3,526	0.4	0.32	6	18,620	24,176	3.35

7	1,800	2.59	1.58	63	1,905	0.41	0.28	10	15,923	19,633	4.29

Table 3-11: Cumulative Open-Pit Mine Production

		Grade				Grade

Year	High Grade tonnes (1000’s)	eAu	Gold	Silver	Low Grade tonnes (1000’s)	eAu	Gold	Silver	Waste tonnes (1000’s)	Strip Ratio	Total tonnes (1000’s)

0	172	2.26	1.08	77	228	0.40	0.29	7	4,927	12.32	5,327

1	2,202	3.28	2.01	83	2,151	0.36	0.23	9	30,763	7.07	35,116

2	4,232	3.02	1.89	73	4,589	0.36	0.23	8	50,324	5.71	59,146

3	6,262	2.90	1.80	72	6,280	0.37	0.24	9	72,567	5.79	85,109

4	8,293	2.81	1.74	69	8,486	0.37	0.24	8	92,915	5.53	109,694

5	10,322	2.82	1.76	69	10,892	0.37	0.25	8	117,474	5.54	138,688

6	12,352	2.63	1.70	61	14,418	0.38	0.26	7	136,094	5.08	162,865

7	14,152	2.62	1.67	62	16,323	0.38	0.27	8	152,017	4.99	182,498

e)	Dilution and Projected Ore Losses

The dilution effects at the edges of the productive heap leach zone are all in the lowest portions of the low-grade zone. If there is any dilution during operations, the effect on grade to the heap will not affect the metals content of the crushed ore so that it could effect production. No dilution was included in the production schedule.

f)	Mineral Reserve Classification

The only blocks that may be classified as proven and probable mineral reserves are those blocks within the ultimate pits that are able to generate a profit when costs and recoveries are applied to these blocks using planning metal prices, and those tonnages can be sent to specific ore-processing facilities/destinations. Only measured resource blocks can be converted into proven reserves, and only indicated blocks can be converted into probable reserves.

g)	Mineral Resource and Mineral Reserve Summary

The profitable mineralization of the Ocampo PGR resource area as of November 2004 is classified as measured and indicated resources, and proven and probable mineral reserves. The summary shown in Table 3-12 reports tonnages and average gold and silver grades that will be mined and the remaining measured and indicated resource. The selected pit bottoms for the phase designs presented in the final feasibility were done so based on a judgment to achieve a design stripping ratio for capacity planning purposes. With further drilling below the current open pit limits, it is evident that an increase in measured and indicated ore from the current inferred material will occur. These additions will most certainly cause the measured and indicated ore material below the current pit to become profitable to mine, and add substantially to the proven and probable reserves.

The portion of the PGR trend that would be reasonably mined by open pit methods is 1720-meter elevation. All proven and probable material in the 30,481,767 open pit reserves are extracted from the resource summarized to that elevation, and the remaining tonnage are the measured and indicated resources. The profitability for the current design was based on US$370/oz gold and US$6.50/oz silver.

Table 3-12: Ocampo Mineral Reserve and Remaining Resource

	Tonnes	Au g/t	Ag g/t	AuEQ g/t

Proven/Probable	30,474,000	0.92	32.6	1.45

Remaining Resources

Measured/Indicated	Tonnes	Au g/t	Ag g/t	AuEQ g/t

	7,606,723	0.97	36.1	1.55

The purpose of Table 3-12 is to give a perspective on the remaining measured and indicated material left in the resource after deducting the mining reserve indicated within the study parameters.

Underground Mine Plan and Reserves

a)	General

AST mining Canada of Sudbury, Ontario was contracted to develop a mine plan encompassing the measured and indicated mineral resource in the Aventurero, San Juan, Las Animas and Rosario veins in the Northeast Ocampo under ground mine.

b)	Parameters Used in the Mine Design

Parameters used in the mine design were as follows: 96% gold recovery; 93% silver recovery; 3 g/t eAu block resource grade cut off for stope design; trackless mining equipment; decline-ramp personnel and equipment access; Shaft hoisting of ore; mining method, shrinkage stoping; preferred stope length of 60 linear meters; and a two meter pillar left between stopes. The recoveries are based on test work by KCA. The 3 g/t was based on a preliminary underground mining and processing cost estimate of $27/t with additional allowances for dilution of the in-situ resource grade.

AST was supplied with the Mintec resource block model for each of the veins. Utilizing AST’s Mine-2-4D software, a stope layout and mine design for the four veins was completed. Stope design utilizes computer modeling techniques similar to those used to create the resource block model. Three-dimensional solids are created around those portions of the block model above the 3 g/t eAu cut off. A calculation of the tonnes and grade of the block model tonnes encompassed by the stope solids was then made by AST. Any waste tonnes contained within the stope solids carry a zero grade value resulting in a fully diluted reserve.

c)	Mineral Reserve Classification

The only blocks that may be classified as proven and probable mineral reserves are those blocks within the stopes that are able to generate a profit when costs and recoveries are applied to these blocks using planning metal prices, and those tonnages can be sent to specific ore-processing facilities/destinations. Only measured resource blocks can be converted into proven reserves, and only indicated blocks can be converted into probable reserves. Table 3-13 presents the AST mine plan by level.

Table 3-13: Proven and Probable Reserves by Level

Level	Tonnes	Gold (g/t)	Silver (g/t)	Gold (oz)	Silver (oz)

1736	242,000	4.44	182	35,000	1,414,000

1676	734,000	3.95	265	93,000	6,254,000

1616	1,095,000	4.46	233	157,000	8,204,000

1556	795,000	4.97	231	127,000	5,905,000

1496	181,000	4.89	259	28,000	1,507,000

1436	34,000	3.05	130	3,000	142,000

	3,081,000	4.49	236	443,000	23,426,000

Mine development is proceeding level by level at the current time. A production schedule was developed in accordance with the current development plan. Table 3-14 details the schedule used in the economic analysis.

Table 3-14: Proven and Probable Reserves by Mine Year

Level	Tonnes	Gold (g/t)	Silver (g/t)	Gold (oz)	Silver (oz)

1	547,500	4.40	277	78,000	4,882,000

2	547,500	4.24	247	75,000	4,341,000

3	547,500	4.46	233	79,000	4,102,000

4	547,500	4.75	232	84,000	4,082,000

5	547,500	5.34	261	94,000	4,597,000

6	343,000	3.29	128	36,000	1,412,000

d)	Dilution and Projected Ore Losses

Dilution is fully accounted for in the AST mine plan and stope layout design work. Dilution in individual stopes ranges between 7% and 20% depending on the geometry of the ore body and the amount of edge and internal waste present within an individual stope’s design.

Mineral Processing and Metallurgical Testing

Underground Mine with Conventional Merrill Crowe Mill

a)	General

The various veins which make up the Ocampo underground ore reserve consist of coarse-grained quartz-filled fractures in a dacite/rhyolite wallrock. Silver sulfides and native gold were deposited in the late stages of mineralization, along with minor iron sulfides and trace copper sulfides. Gold is very fine, usually not visible. Wire native silver and gray silver sulfides are often visible. Visually, nearly all veins appear to be mineralogically and metallurgically identical. All samples which have been tested appear to exhibit the same metallurgical behavior, which is characterized by excellent rates and levels of gold recovery, and slower silver recovery which is dependent on both rock size and cyanide level in solution. Analyses are consistent and reproducible, a result of the fine, disseminated nature of the gold and silver minerals.

b)	Master Underground Composite Sample

For the critical mill design tests for the Ocampo underground ores (for the Merrill Crowe mill), a Master Composite Sample was prepared by site geologists, from selected core intervals that widely sampled the underground veins. A total of 147 vein intervals were sampled from five individual veins. A small portion of the Maria vein was included in the sample, although Maria is not included in the mining plan. This Master Composite sample (KCA Sample No 31974) is described in Table 3-15 below.

Table 3-15: Master Underground Composite - Description

Vein	KCA Sample I.D.	Estimated Total Weight, kg	Weight into Global Composite, kg	% of Composite	Au g/t	Ag g/t

Aventurero	31970	112	56	40

Las Animas	31971	110	14	10

Rosario	31972	126	14	10

San Juan	31973	119	42	30

Maria	31922F	30	14	10

Master Composite	31974		140	100	8.35	401

Table 3-16: Test Programs for Underground Ocampo Ores

Report Date	Laboratory	Sample Description	Test Description

July 15, 2003	KCA	Santa Juliana vein	drill core / 3 intervals /
9 bottle roll tests

September 9, 2004	KCA	Esperanza and Chica Rica	channel samples / 2 samples/
4 bottle roll tests

September 29, 2004	KCA	Master Underground Composite	10 bottle roll tests

September 30, 2004	Pocock International	Aventurero High Clay Stockpile; Master Underground Composite	Mill Design tests, Flocculation Slurry Rheology, Filtration, Sedimentation

October 29, 2004	Metso	Master Underground Composite	Bond and Crusher Work Indices

c)	Determination of Leach Criteria

The most important data for determination of grind size and residence time is the set of bottle roll leach tests reported in table 3-16. The data show that the ore should be ground to 90% passing 75 microns (200 mesh), and leached in a five gram per liter sodium cyanide solution for 48 hours. Under these conditions, gold recovery exceeds 96% and silver recovery is 93%.

Table 3-17: Bottle Roll Leach Test / Recovery vs. Grind Size - 96 hour leach tests

Gold

KCA Test No.	Grand Size, microns	NaCN g/L	Calc. Head, g Au/t	Extracted, g Au/t	Extracted Au, %	NaCN Con- sumed, kg/t

31977 A	81% - 212	1.00	6.33	5.61	89	0.33

31978 A	81% - 212	5.00	6.36	5.75	90	1.87

31977 B	78% - 106	1.00	6.39	6.02	94	0.26

31978 B	76% - 106	5.00	6.49	6.13	94	2.10

31977 C	81% - 75	1.00	6.37	6.05	95	0.41

31978 C	81% - 75	5.00	6.32	6.07	96	2.03

Silver

KCA Test No.	Grand Size, microns	NaCN g/L	Calc. Head, g Au/t	Extracted, g Au/t	Extracted Au, %	NaCN Con- sumed, kg/t

31977 A	81% - 212	1.00	6.33	5.61	89	0.33

31977 A	81% - 212	1.00	286.4	188.9	66	0.33

31978 A	81% - 212	5.00	326.8	276.3	85	1.87

31977 B	78% - 106	1.00	296.3	206.2	70	0.26

31978 B	76% - 106	5.00	314.9	286.6	91	2.10

31977 C	81% - 75	1.00	302.3	215.6	71	0.41

31978 C	81% - 75	5.00	325.0	300.8	93	2.03

Evaluation of the data indicate that most of the recovery is achieved in 48 hours, and that the same recovery shown above for 96 hours, can be achieved in 48 hours with a slightly finer grind size, 90% passing 75 microns. Sodium cyanide levels must be maintained at or near 5 grams per liter for the entire leach time. Dissolved oxygen levels remained at an acceptably high level of 5.5 ppm or more throughout all the tests, without the need for oxygen or air addition. Copper level in solution is acceptably low (65 ppm). No other detrimental chemical components were noted.

Based on this testwork, the Plant Design specification is for 48 hours of leaching at a sodium cyanide concentration of 5.0 gpl maintained throughout the leach period. This is substantially higher cyanide concentration than is used in most leach operations, and is dictated by the high silver content of the ore and the importance of achieving high silver recovery. In order to maintain this high cyanide level, it is necessary to effectively wash and filter and tailings. The plant flowsheet is designed for a four-stage counter-current decantation wash, followed by belt filtration. This will result in recovery and recycling of over 98% of the contained cyanide. Because the tailings will be filtered for cyanide recovery purposes, it becomes logical to transport and dispose of the tailings as a nearly dry solid.

Open-Pit Mine with Crushing and Heap Leach

a)	General

The open pit reserve area, or “PGR” area, outcrops along a ridge parallel to the main Northwest structures which also occur in the underground ore reserve areas, and approximately 1,500 meters to the southwest of the underground reserve. Structurally and mineralogically, the open pit ore is similar to the under-

ground ore. The most significant difference between underground and open pit ores, for metallurgical purposes, is that in the underground area the mineralized zone is narrow and high grade with few fractures extending into the walls; whereas in the open pit, the mineralized zone is wider, lower grade, and mineralized fractures extend for a large distance into the hangingwall and footwall. The open pit ore reserve is almost fully oxidized, whereas the under-ground ore is mostly unoxidized. Both oxidized and un-oxidized ores appear to show similar leach characteristics.

A substantial amount of testwork has been done on the open pit ores by both the Corporation and its predecessors, and by Bolnisi Gold N.L., who prepared a bankable feasibility study for the open pit in 2003. This previous testwork is not referenced in this study, since the present testwork is sufficient for design, but these two bodies of testwork support and do not contradict each other. The major test programs which apply to the current plan for open pit mining and heap leaching are tabulated in Table 3-18.

Table 3-18: Test Programs for Open Pit / Heap Leach Ores

Report Date	Laboratory	Sample Description	Test Description

January 29, 1998	KCA	various open pit locations	16 composites/ 16 bottle roll tests
RDH cuttings

January 11, 1999	KCA	same samples as 29 Jan	16multi-element analyses

November 1999	KCA	various open pit locations	three composites/ three bottle roll
		35 core intervals	tests

June 25, 2001	KCA	six core holes, Refugio	six core holes/ density tests/ six
	AR McPherson	and Plaza de Gallos	bottle roll tests/ six column leach
tests/ bond work index tests/ impact
(Crusher Index) tests

August 2002	KCA	Refugio, Plaza de Gallos,	25 Bottle Roll Tests /Sulfur analysis /
		Picacho, 331 RDH cuttings	8 column leach tests
from 222 drillholes, 21 com-
posites, 5 core composites
1 grab sample

December 2, 2004	KCA	Refugio, Plaza de Gallos,	four column leach tests for
		Picacho, Conico	determination of run-of-mine size
four large rock (+4") samples leaching

November 28, 2004	KCA	Aventurero Stockpile	one column leach test to determine
		(underground ore)	heap leach recovery

b)	Determination of Leach Recovery and Crush Size

A total of 27 bottle roll tests are cited in the lab work summarized above, but in fact, over 200 bottle roll tests have been run on ore samples from the open pit area. While bottle roll tests do not predict heap leach recovery, they are an excellent tool to “map” the orebody for variations that could affect recovery. The tests showed that the open pit ore is uniform in regards to cyanide solubility and chemical consumption. No significant areas of low recovery or unusual metallurgy were noted (there was some individual sample variation: occasional low recoveries were noted in individual tests, but tests on nearby samples showed average recovery). However, subsequent column leach testwork has indicated there is a variability in heap leach performance, as a function of crush size.

The most important data for determination of heap leach operating parameters is the set of column leach tests reported in the 25 June 2001 report. Six (6) flooded column leach tests were conducted on the composite material from Ocampo. Results of the column leach tests are summarized in table 3-19. A second report, dated 15 August 2002, also presents important data. In this report, data are presented on four column leach tests from the four main open pit zones at a crush size of P80 4.75mm. This data is also included in table 3-18.

Table 3-19: Column Leach Tests on Crushed Core Material

Gold

Description	KCA Test No.	Calc Head g Au/t	Recov g Au/t	Recov Au %	Days Leach	P80 Crush Size, mm

Plaza de Gallos	29376	1.17	0.76	64.9	76	37.5

Plaza de Gallos	29378	1.05	0.89	84.8	173	6.3

Plaza de Gallos	29404	1.13	1.01	89.3	117	1.7

Refugio	29380	1.29	0.95	73.6	76	37.5

Refugio	29382	1.39	1.26	90.6	143	6.3

Refugio	29406	1.41	1.30	92.2	117	1.7

Refugio	29910	1.66	1.49	89.8	141	4.75

Conico	29916	2.75	2.62	95.3	141	4.75

Picacho	29922	3.03	2.82	93.4	141	4.75

Alvarez (Plaza de Gallos)	29928	1.56	1.43	91.7	141	4.75

Silver

Description	KCA Test No.	Calc Head g Au/t	Recov g Au/t	Recov Au %	Days Leach	P80 Crush Size, mm

Plaza de Gallos	29376	1.17	0.76	64.9	76	37.5
Plaza de Gallos	29376	69.1	20.7	30.0	76	37.5

Plaza de Gallos	29378	58.3	42.2	72.3	173	6.3

Plaza de Gallos	29404	65.6	52.1	79.4	117	1.7

Refugio	29380	104.3	16.5	15.9	76	37.5

Refugio	29382	105.6	56.7	53.7	143	6.3

Refugio	29406	111.9	81.1	72.4	117	1.7

Refugio	29910	92.6	68.8	74.3	141	4.75

Conico	29916	118.2	82.7	70.0	141	4.75

Picacho	29922	95.4	35.4	37.1	141	4.75

Alvarez (Plaza de Gallos)	29928	91.1	62.8	68.9	141	4.75

c)	Recovery from High Grade, Fine Crushed Heap Leach Ore

The ore samples crushed to a P80 of 4.75 mm contained 20% by weight in the size range minus 6.3 mm plus 4.75 mm. This size distribution is consistent with the product that will be obtained in the production 3rd-stage crushers at Ocampo (close-circuit crushed to 7 mm). To arrive at projected field leach silver recovery for the high-grade (fine crushed) ore requires evaluation of the data, with the following considerations:

—	The Picacho sample, which shows 37% recovery at 4.75 mm, appears to be anomalous. Visually, it appears the same as the other samples, and the overall Picacho ore body is identical to the other ores. Therefore, for purposes of recovery analysis, it appears justified to raise the nominal recovery from this sample to 55%.
—	Analysis of tailings size distribution indicates that the recovery of the two tests at 6.3 mm crush size would increase 8% if these same samples were crushed to P80 4.75 mm. Therefore, after making the recovery adjustment for the Picacho sample, the average recovery from all six samples tested, at a crush size of P80 4.75 mm, is 68%.

—	The leach data indicate that silver in all columns was continuing to leach at the end of the 140 day leach period, at the rate of 3.4 percent per month in the columns crushed to 6.3 mm, and 2.8 percent per month in the columns crushed to 4.75 mm. This type of long term continued leaching is consistent with ore behaviour at other silver heap leach operations. The average ore stacked at Ocampo will remain under leach for 36 months (1,100 days). Plotting a recovery decay curve indicates that another 6% silver will be recovered, raising the overall silver recovery to 74%. A recovery of 72% has been used for the financial projections.
—	Gold recovery is faster, and more consistent, than silver recovery in all samples tested. Based on the column leach tests adjusted to P80 of 4.75 mm, the average gold recovery will be 92% in 140 days. No adjustment for extra leach time in the heaps is included for gold, and gold leaching was mostly complete at the end of the 140 day leach period. A recovery of 87% has been used for the financial projections.

d)	Recovery from Low Grade, Coarse Crushed Heap Leach Ore

The low grade ore will be close-circuit crushed to 100% passing 25 mm (P80 18 mm). Analysis of the data indicates that the silver recovery at this size will be17% higher than at P80 of 37.5 mm, or to 40% in 140 days of leaching. Additional leach time will raise the silver recovery to 46%. As with the finer crushed material, gold recovery is not as sensitive to crush size as silver recovery. The data indicates that 8% additional gold recovery will be achieved at P80 18 mm, raising overall gold recovery to 77%.

e)	Summary of Projected Heap Leach Recovery

The ultimate end of mine life recoveries are presented in Table 3-19 below.

Table 3-20: Ultimate, End of Mine Life Recoveries

Ore Source	P80, mm	Au Recovery, %	Ag Recovery, %

Low Grade	25	77	46

High Grade	4.75	87	72

Underground Mine with Heap Leach

The underground vein systems are in the process of being actively developed, and as of November 2004, there was approximately 15,000 tonnes of ore stockpiled on surface. This ore is produced from sill drifts driven along the veins (sill drifts follow the vein on each level, and become the base of the production stopes). By the time the mill is ready to process ore, in January 2006, the surface stockpile is expected to expand with the production of 18,000 additional tonnes of sill development ore plus 59,000 tonnes of expansion ore from the development of six shrinkage stopes. The stockpile should contain 92,000 tonnes or ore at that point, with a gross value of $100 per tonne.

Since the mill and mine are in balance, the processing of this stockpiled ore through the mill would not occur for several years. Heap leaching is a logical way to realize early cash flow from this ore. The grade of ore is not unusual for small heap leaches, and KCA has installed several heap leaches for high grade ores (Sterling, Nevada underground mine with 12 g/t gold; Ity, Ivory Coast, open pit mine with 15 g/t gold). For this reason, the surface stockpile of Aventurero ore was sampled in September, 2004, by taking a random 220 kg hand-dug pit sample from several locations. The sample represents typical unoxidized vein material, medium gray in color. A portion of this sample was crushed to 3/8 inches and used for a column leach test on 40 kg of ore. Analyses and recoveries are shown in table 3-21. A separate sample was split out at 3/8, and then pulverized, for bottle roll tests.

Table 3-21: Column Test on Aventurero Vein Material

Type of Test	Au, g/t	Ag g/t	% rec Au	% rec Ag

Site Fire Assay (a)	8.77	270

	Recovered Au g/t	Recovered Ag g/t

KCA Bottle Roll
pulverized (b)	13.1	530

KCA Column leach test 3/8"	9.57	145	109 (a)	54
(44 days) (#31980)			73 (b)	27

Note: (a) and (B) signifiy the percent recoveries based on the corresponding assay values.

The column test was still in progress at the time of the report. After 44 days of leaching, extraction and leach recovery are continuing at the rate of about 10% per month for both gold and silver. Because of the uncertainty of head assays at this point, the year one projected recovery from this material in a heap leach is 75-85% Au, 45-60% silver. For cash flow purposes, we have assumed that we can process 61,000 tonnes of ore in year one with a recovery of 3.74 g/t Au, 166 g/t silver; this is based on a percentage recovery of 85% Au, 60% Ag from material of average ore grade. Although this recovery projection is on the high side, only 2/3 of the expected tonnage is scheduled to be processed. Therefore, cash flow projections based on this “auxiliary” heap leach of underground stockpiled ore are considered to be realistic. The values obtained from this heap leach equal 4.2% of the total gold equivalent value recovered in year 1. No additional ore will be stacked after year one, and no recovery is projected for subsequent years.

The ore will be stacked early in year one, on an auxiliary leach pad (adjacent to the main pad) so that it can be reclaimed as mill feed at a later date. Costs of $20.00 per tonne for mining and processing have been assigned to this ore, and the tonnage has been subtracted from the quantity of underground reserves available for milling.

Mining Methods, Capital and Operating Costs

General

The Northeast Ocampo mine is currently under construction and is developing a series of intersecting veins. The mine will be operated using standard trackless underground mining equipment, and is designed to produce 1,500 tonnes of ore per day. Ore will be hoisted to surface via a shaft. The collar of the shaft is adjacent to the milling facility thus reducing haulage costs. Waste rock from the development haulages and ramps will be used as stope backfill wherever possible to minimize haulage costs.

Initially the mine will exploit ore from the Aventurero, Las Animas, San Juan and Rosario veins. The Northeast underground project area is know to have at least 24 veins which have either a historic mine or prospect on them. Construction of the Northeast Ocampo underground mine was initiated in March of 2003, with excavation of the collar of the underground production decline. The collar was located in an accessible location near the town of Ocampo, and at a central point of the currently defined mining reserve. As of November 2004, over 3150 meters of development has been completed. Monthly progress in November 2004 was in excess of 550 meters.

Underground Mine Operating Cost

The underground mine has been under construction since March of 2003. Between this time and November 2004, over 4,000 meters of ramp, decline, footwall access drives, sill drives and Alimak raises had been completed. Current mine development is in excess of 550 meters per month. The Corporation also owns a significant interest in the EL Cubo Mine, Guanajuato, Mexico, and the mine manager there has participated in the development of operating costs for Ocampo. Costs for the production operation at Ocampo have been developed using the following methodology: (i) estimated manpower requirements, based on the operating history at Ocampo in 2004, have been tabulated and costed; (ii) direct consumables costs per foot of development heading have been calculated based on calculated quantities and current costs; (iii) general mine consumables and miscellaneous expenditures, not directly identifiable as per-footage consumables, have been tabulated for the past 12 months of actual Ocampo operation. These costs have been escalated based on the ratio of tonnage moved in the future versus tonnage moved historically. The operating costs are summarized below in Table 3-21.

Table 3-22: Underground Mine Operating Cost Summary

Area	Annual Cost	Cost/tonne Ore

Labour	2,797,095	6.36

Consumables	1,832,873	2.93

Grade Control	339,450	0.62

Reserve Drilling	542,226	0.57

Total	5,511,644	10.48

Open-Pit Mining Methods, Capital and Operating Costs

Open Pit Mining will be conducted using standard equipment. Haul truck capacity is 90t and the rest of the equipment spread has been sized accordingly. Mining will utilize multiple benching (6-meter or 9-meter bench heights) at least for the drilling and blasting of waste. The sequence of activities is as follows: clear and grub existing surface; drill and blast; load the 90t haul trucks using a front end loader working in combination with a bulldozer; haul waste to waste dump, haul ore to the primary crusher; dump ore directly into the primary crusher, or into the stockpile if the crusher is down. A detailed summary of the mining costs is shown in Table 3-23.

Table 3-23: Mine Operating Cost Summary ($/tonne of Material Mined)

	Year								Mine
Cost Period	0	1	2	3	4	5	6	7	Life

Total ktonnes Mined	5,327	29,789	24,030	25,963	24,584	28,995	24,176	19,633	182,498

Drilling

Operating Labor	0.007	0.006	0.006	0.005	0.006	0.006	0.006	0.007	0.006

Maintenance Labor	0.002	0.002	0.003	0.003	0.004	0.005	0.005	0.005	0.003

Repair Parts	0.015	0.018	0.021	0.021	0.031	0.037	0.037	0.037	0.028

Diesel Fuel	0.018	0.018	0.018	0.018	0.018	0.018	0.018	0.018	0.018

Lube	0.005	0.005	0.005	0.005	0.005	0.005	0.005	0.005	0.005

GEC	0.002	0.002	0.002	0.002	0.002	0.002	0.002	0.002	0.002

Bits & Steel	0.025	0.025	0.025	0.025	0.025	0.025	0.025	0.025	0.025

Subtotal	0.074	0.077	0.080	0.080	0.090	0.097	0.097	0.099	0.088

Blasting

Operating Labor	0.007	0.002	0.003	0.003	0.003	0.002	0.003	0.003	0.003

Explosives & Supplies	0.125	0.125	0.125	0.125	0.125	0.125	0.125	0.125	0.125

Subtotal	0.132	0.127	0.128	0.128	0.128	0.128	0.128	0.128	0.128

Table 3-23: Mine Operating Cost Summary ($/tonne of Material Mined)

	Year								Mine
Cost Period	0	1	2	3	4	5	6	7	Life

Loading

Operating Labor	0.007	0.006	0.007	0.007	0.007	0.006	0.006	0.007	0.007

Maintenance Labor	0.001	0.001	0.001	0.001	0.001	0.002	0.002	0.002	0.001

Repair Parts	0.010	0.014	0.014	0.016	0.020	0.026	0.026	0.026	0.020

Diesel Fuel	0.021	0.021	0.021	0.021	0.021	0.021	0.021	0.021	0.021

Lube	0.007	0.007	0.007	0.007	0.007	0.007	0.007	0.007	0.007

Tires	0.022	0.022	0.022	0.022	0.022	0.022	0.022	0.022	0.022

GEC	0.002	0.002	0.002	0.002	0.002	0.002	0.002	0.002	0.002

Subtotal	0.069	0.073	0.074	0.076	0.080	0.086	0.085	0.087	0.079

Table 3-23: Mine Operating Cost Summary ($/tonne of Material Mined)

	Year								Mine
Cost Period	0	1	2	3	4	5	6	7	Life

Hauling

Operating Labor	0.020	0.021	0.019	0.024	0.021	0.018	0.020	0.030	0.022

Maintenance Labor	0.003	0.004	0.005	0.007	0.006	0.005	0.008	0.014	0.007

Repair Parts	0.025	0.031	0.033	0.053	0.046	0.065	0.072	0.105	0.055

Diesel Fuel	0.054	0.066	0.057	0.076	0.067	0.056	0.062	0.091	0.067

Lube	0.024	0.030	0.026	0.035	0.031	0.025	0.028	0.041	0.030

Tires	0.048	0.059	0.051	0.068	0.060	0.050	0.056	0.081	0.060

GEC	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000

Subtotal	0.174	0.212	0.190	0.264	0.232	0.220	0.246	0.364	0.240

Roads and Dumps

Operating Labor	0.013	0.007	0.009	0.008	0.009	0.007	0.009	0.011	0.008

Maintenance Labor	0.006	0.003	0.004	0.003	0.003	0.003	0.003	0.004	0.003

Repair Parts	0.068	0.029	0.030	0.025	0.028	0.024	0.029	0.025	0.028

Diesel Fuel	0.090	0.030	0.031	0.023	0.024	0.021	0.022	0.020	0.026

Lube	0.028	0.009	0.010	0.007	0.007	0.006	0.007	0.006	0.008

Tires	0.010	0.004	0.005	0.004	0.004	0.004	0.005	0.005	0.005

GEC	0.052	0.020	0.024	0.011	0.012	0.010	0.013	0.008	0.015

Subtotal	0.267	0.103	0.113	0.082	0.087	0.074	0.087	0.078	0.095

General Mine

Operating Labor	0.005	0.002	0.002	0.002	0.002	0.002	0.002	0.003	0.002

Miscellaneous	0.000	0.005	0.005	0.005	0.005	0.005	0.005	0.000	0.004

Subtotal	0.005	0.007	0.007	0.007	0.007	0.007	0.007	0.003	0.007

Table 3-23: Mine Operating Cost Summary ($/tonne of Material Mined)

	Year								Mine
Cost Period	0	1	2	3	4	5	6	7	Life

Total ktonnes Mined	5,327	29,789	24,030	25,963	24,584	28,995	24,176	19,633	182,498
General Maintenance

Maintenance Labor	0.017	0.004	0.004	0.006	0.008	0.006	0.005	0.007	0.006

Miscellaneous	0.000	0.005	0.005	0.005	0.005	0.005	0.005	0.000	0.004

Subtotal	0.017	0.009	0.009	0.011	0.013	0.011	0.010	0.007	0.010

Mine Administration

Salaried Labor	0.023	0.009	0.011	0.010	0.011	0.009	0.011	0.014	0.011

Miscellaneous	0.000	0.005	0.005	0.005	0.005	0.005	0.005	0.000	0.004

Subtotal	0.023	0.014	0.016	0.015	0.016	0.014	0.016	0.014	0.015

TOTAL	0.762	0.621	0.618	0.662	0.654	0.637	0.678	0.779	0.662

SUMMARY

Operating Labor	0.058	0.044	0.046	0.050	0.048	0.042	0.046	0.061	0.048

Maintenance Labor	0.030	0.014	0.016	0.019	0.022	0.020	0.023	0.031	0.021

Salaried Labor	0.023	0.009	0.011	0.010	0.011	0.009	0.011	0.014	0.011

Total Labor	0.111	0.068	0.074	0.079	0.081	0.072	0.080	0.106	0.080

Repair Parts	0.119	0.092	0.098	0.116	0.125	0.151	0.164	0.193	0.131

Diesel Fuel	0.183	0.135	0.127	0.139	0.130	0.116	0.123	0.150	0.132

Lube	0.064	0.051	0.047	0.054	0.050	0.044	0.047	0.059	0.050

Tires	0.080	0.085	0.078	0.094	0.086	0.075	0.082	0.108	0.086

GEC	0.056	0.024	0.028	0.015	0.016	0.014	0.017	0.012	0.019

Bits & Steel	0.025	0.025	0.025	0.025	0.025	0.025	0.025	0.025	0.025

Explosives/Supplies	0.125	0.125	0.125	0.125	0.125	0.125	0.125	0.125	0.125

Miscellaneous	0.000	0.015	0.015	0.015	0.015	0.015	0.015	0.000	0.013

Total Consumables	0.651	0.553	0.544	0.583	0.573	0.565	0.598	0.672	0.582

TOTAL	0.762	0.621	0.618	0.662	0.654	0.637	0.678	0.779	0.662

Costs shown in the above tables fall within the range of the expected costs for a North American project of this size. Wage rates have a positive impact due to the relatively low $5.36 per-hour wage rate for operators and mechanics as compared to U.S. wage rates for similar functions.

Mill, Heap Leach and General Capital Costs

The capital expenditures required for the project are summarized in Table 3-23. The costs are considered to have an accuracy of +/-15%. The Corporation has acquired a used crushing plant out of Battle Mountain, Nevada. The plant consists an apron feeder, 50” x 60” Telsmith jaw, two screens, a 68” Telsmith standard cone, a 68” Telsmith shorthead cone, lime silo, baghouse dust collector and conveyors. The heap leach capital cost has been adjusted to reflect this. For all else, capital cost estimates are based on the purchase of new equipment throughout. Once the project is underway, used equipment could then be sourced and acquired.

KCA estimated the costs presented in this section. Equipment and material requirements are based on the design information described in the KCA feasibility report. Pricing for major equipment is from vendor budgetary quotes, however, single source supply has been used as time constraints did not permit multiple bids. Earthworks costs are estimated from volumes excavated and backfilled with unit costs provided by a Hermosillo-based contractor varying with the type of excavation required (machine diggable vs drill and blast) and degree of compaction for backfill. Concrete costs are estimated using a unit cost per cubic meter in place provided by Hermosillo- based constructors along with volumes estimated from layout drawings. Structural steel is also estimated using unit costs per ton in place provided by Hermosillo-based constructors and estimated weight in place from layout drawings. Estimates for items such as piping and instrumentation are based on percentages of mechanical equipment costs. Electrical items are estimated based on a percentage of equipment and civil costs, or on a price per unit area for buildings.

Table 3-24: Capital Costs Summary

Facility Description	Pre-Production Capital Cost USD $000’s

Underground Mine	4,808

Merrill Crowe Mine	27,562

Open Pit Mine	24,044

Crushing and Heap Leach	20,043

Administration Building (includes equipment)	332

Camp and Mess Hall	1,250

Laboratory (includes equipment)	128

Mill Maintenance Shop	121

Mine Maintenance Shop	707

Warehouse	273

Mobile Equipment	1,224

Overall (fencing, potable water and sewage)	656

Power Supply and Distribution (diesel powered gensets)	2,897

Site Preparation (remove two knobs and fill valley)	3,712

Water Supply (dam and reservoir for water capture and storage)	660

Direct Capital Costs	88,417

EPCM	4,937

Owners Costs	719

Tax	0

Total Capital Cost	94,073

Preproduction Operating Costs	5,851

Total Project Development	99,924

First Fills	215

Working Capital	4,083

TOTAL CAPITAL COST, US$	104,222

Mill, Heap Leach and General Operating Costs

Milling

a)	Production

The Ocampo underground mine and mill project is expected to produce 426,711 troy ounces of gold at an average gold recovery of 96 % and 20.8 million troy ounces of silver at an average silver recovery of approximately 93 % over the life of the project. Based upon an ore reserve of 3,080,497 metric tons, at average grades of gold and silver of 4.49 g/t and 236 g/t, respectively, the ore processing rate was set at a nominal 550,000 metric tons per year, resulting in a project life of about 5.6 years. Average gold and silver production per year is about 78,376 and 4.1 million troy ounces, respectively.

b)	Operating Costs

Operating costs for the Ocampo mill have been estimated using, where possible, project specific staffing, salary, wage, and benefit requirements; unit consumption of materials, supplies, power, and water; and

delivered supply costs. The operating costs have been estimated and presented without added contingency allowances. The processing, support and general and administrative operating costs are considered to have an accuracy range of +/-15%. Operating costs have been based upon information obtained from the following sources: project metallurgical test work and process engineering; budgetary quotations from potential suppliers of project operating and maintenance supplies and materials; operating experience from other area mines of a similar nature; recent KCA project file data; experience of KCA staff with other, similar operations. Where specific data do not exist, cost allowances have been based upon consumption and operating requirements at other similar properties for which reliable data exist. All costs are presented in United States dollars.

c)	Summary

The average operating cost for processing gold and silver ore from the underground mine at the Ocampo Project is USD $15.08 per metric ton of ore. Unit operating costs by area are presented in Table 3-25.

Table 3-25: Average Unit Operating Costs For the Milling Operations

Unit Operation	Unit Cost - USD $/t

Crushing	0.56

Grinding and Thickening	2.11

Leaching	2.73

CCD Washing	0.62

Merrill Crowe Recovery	1.11

Refinery	1.29

Tailings, Treatment and Disposal	0.41

Regents Handling	0.03

Maintenance Shop	0.36

General (Includes Power)	5.62

Metallurgical	0.23

Total	15.08

These costs are based upon ownership of all project production equipment and site facilities. The estimate is based upon the owner employing and directing all operating, maintenance, and support personnel. The IVA, paid for imports and domestic services, will be refunded because the project produces a product that is exported. There is, for all intents and purposes, no value added tax for the project.

Crushing and Heap Leaching

a)	Production

The Ocampo open pit mine and heap leach project is expected to produce 769,372 troy ounces of gold at an average gold recovery of 85 % and 21.9 million troy ounces of silver at an average silver recovery of approximately 69 % over the life of the project. Based upon an ore reserve of 30,474,000 metric tons, at average grades of gold and silver of 0.92 g/t and 33 g/t, respectively, the ore processing rate was set at a nominal 4,161,000 metric tons per year, resulting in a project life of about 7.3 years. Average gold and silver production per year is about 113,000 and 3.2 million troy ounces, respectively.

b)	Operating Costs

The average operating cost for processing gold and silver ore from the open pit mine at the Ocampo Project is USD $1.82 per metric ton of ore. Unit operating costs by area are presented in Table 3-26.

Table 3-26: Average Unit Operating Costs for the Heap Leach Operation

Unit Operation	Unit Cost - USD $/t

Primary Crushing	0.06

Overland Conveyor	0.05

Secondary Crushing	0.08

Tertiary Crushing and Screening	0.07

Transport to Leach Pads and Stacking	0.02

Leaching	0.65

Merrill Crowe Recovery	0.13

Refinery	0.14

Regents Handling	0.00

Maintenance Shop	0.04

General (Includes Power)	0.57

Metallurgical	0.02

Total	1.82

Environmental, Social and Permitting

Air Quality

The air quality at the site is good. In order to avoid unnecessary impact on air quality, haul roads will be watered, dust suppression will be employed at the crushing facility, and gasoline and diesel fueled equipment operating efficiency will be maintained. Air quality will be monitored.

Vegetation and Wildlife

To avoid adverse impact, security guards will patrol the project area, the mine, the leach pad and process ponds will be fenced, and active mine areas will have restricted access. During initial construction a greenhouse will be built that will be used to preserve, germinate and produce native plants that will be used in reforestation and restoration activities during operation and the reclamation and closure period of the project. Gammon Lake will collect seeds of the surrounding area on an annual basis and they will be used to produce plants in the greenhouse.

The Corporation has identified the local wildlife, which consists mainly of reptiles, mammals and birds. During operation of the mine, the Corporation will monitor the impact to the wildlife and will rescue any wildlife, if needed, and relocate it to a place that has similar conditions.

Water Resources

Water resources will be protected from potential adverse impact by diverting storm water around operational areas, recycling process solutions, accumulation and use of captured precipitation in the leach systems, and construction and sedimentation structures. Surface and groundwater quality in the operational area will be monitored.

Cultural and Historical

The Ocampo area is a historical mining area in the state of Chihuahua with old workings and buildings located throughout the area. Therefore the start of a new mine will not negatively impact the area. Two cemeteries have been identified within the area and both will be protected and will not be disturbed during mine operation.

Socioeconomic

The opportunity for employment, improved wages, an increased tax base, and better access to services will result from the project. These are all potentially positive impacts to the Ocampo area. The Ocampo community has responded positively to the mine operation and the Corporation will provide employment to any community member that wishes to be employed at the mine. However, the population in Ocampo is not sufficient to meet the needs of the labor force required for the project. Therefore, the Corporation will recruit workers from other areas and build a housing facility on-site to accommodate the non-Ocampo citizens.

Soils, Geology and Geochemistry

Testwork performed to date on the ores and waste rock to be produced by the project indicates that there is no potential to generate acid. The majority of the waste rock has a net neutralization potential so that mixing of the waste rock during mining should prevent the formation of acid drainage from any stockpiles that may contain sulfide material.

Permitting

The Ocampo Project has been designed to comply with all Mexican environmental standards and with World Bank environmental standards. There are no known environmental factors that would prevent the Corporation from obtaining any of the necessary permits to allow construction and operation. The Corporation has been diligently assembling the documentation required to apply for the necessary permits and has met with key government officials who have indicated that they see no obstacles in the permitting of the Ocampo project. The following key permits/agreements are required for the Ocampo project: (i) environmental permit; (ii) agreements with the Ocampo community; (iii) mining titles; (iv) explosives permit; (v) water exploitation permit; (vi) toxic substance handling plan; (vii) complementary environmental permits; and (viii) hazardous waste disposal and accident prevention plans. In summary, it is expected that the permits can be obtained in a timely manner to allow project development to proceed as outlined in the project development schedule.

Heuristica Ambiental Report

Heuristica Ambiental, a Hermosillo-based environmental consulting firm has prepared a two volume report for submission to SEMARNAT (Secretaria del Medio Ambiente y Recursos Naturales) the Mexican environmental and natural resources regulatory agency. The volumes are titled “Manifestacion de Impacto Ambiental (MIA) – Modalidad Particular” and “Estudio Riesgo Ambiental Modalidad Analisis Detallado de Riesgo” and are included as Appendices XXIII and XXIV of the KCA Report, a full version of which is available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Utilities, Services and Infrastructure

Water Supply

Primary water supply is provided by surface catchment and storage. A dam is in place with its approximate center at local coordinates 17630 E and 11750 N. The dam base is at elevation 1,618 meters and the control spillway inlet is at elevation 1,650 meters. Several potential groundwater sources have been identified, two of which are adjacent to the proposed fresh water storage reservoir and one is inside the reservoir perimeter. The capital cost for the reservoir and storage dam is $67,000, and is based on the design by The Mines Group. An allowance of $300,000 has been included in year 1, for development of fresh water wells, in the event that groundwater supplement is required.

Power Supply

Power is provided by diesel powered generators located adjacent to the mill site. Connected power demand is 9,765 kW. Seven, Cummins DQKC continuous service generator sets are installed. Each unit can provide 1,825 kW continuously. At peak demand six units at full output and one unit at 35 % output meet the requirement. This allows one unit on standby. At average demand, three units at full output and one unit at 58 % output are adequate. The output voltage is 12.5 kV to allow for the 3,000 meters longest transmission to the heap leach secondary and tertiary crushing plant.

For the mill primary distribution, 12.5 kV is routed to the individual unit operations substations in underground cable vaults. At the individual unit operations, 12.5 kV is transformed to 4,160 and 440 V then routed to the busses in the motor control centers. Individual motor starters then pick up power from the busses and distribute it to the individual motors. High horsepower motors require 4,160 V in order to keep cable sizes down. For the heap leach, 12.5 kV is transmitted via an overhead power line to, first, the primary crusher, then continues along the overland conveyor to the stockpile and fine crushing plant area. A substation at the primary crusher transforms the 12.5 kV to 4,160 and 440 V, routes it to the busses in the motor control center there. The individual motor starters then pick up power from the busses and distribute it to the individual motors. At the stockpile and fine crushing area, a substation and motor control center there transforms and distributes power in a similar manner.

The average cost of diesel generated power was estimated using USD $0.35/L for tax free off road diesel in Mexico then applied against the burn rate data provided by Cummins. The Cummins DQKC units are most fuel efficient at maximum out put. The maximum anticipated peak configuration was used which was four units at full output and one unit at 77%. The cost of lubricants was also factored in at 465 L of oil per unit and a change out frequency estimated at 2,000 hours.

The capital cost of the power plant is estimated to be $2,900,000. Cost includes the generators, primary power line for site distribution from the central generator plant near the mill, and secondary distribution. The cost of diesel generated power at Ocampo is USD $0.0890/kWh.

Access to Site

The property is accessed via Federal Highway 16 which is a major transportation route across the northern Sierra Madre Mountains. Ocampo is then accessed by a government maintained gravel road that exits Highway 16 at two intersections. Cahuisori is 277 road kilometers west of Ciudad Chihuahua on Highway 16. The government maintained gravel road to Ocampo is then 25 road kilometers from Cahuisori. This route has one choke point that would limit the size of transport that could access the mine site. Above the town of Ocampo there is a tunnel with a very tight right hand turn on the exit side when leaving Ocampo. On both ends of the tunnel, there are sheer vertical drops. Secondly, transport traffic to the mine site has to go through the town of Ocampo. Heavy truck traffic through the narrow main street of Ocampo would have negative social impact. Maycoba is 250 road kilometers east of Ciudad Hermosillo on Highway 16. The government maintained road to, first Moris, then Ocampo, is an additional 100 road kilometers from Maycoba to Ocampo. It is longer than the Cahuisori to Ocampo route, but there are no choke points and heavy transport trucks do not have to travel through the town of Ocampo. The Manhattan mine, an open pit/heap leach operation, now closed, was supplied via this route with equipment and supplies.

Some improvements are required. On the stretch from Maycoba to Moris, there is one stream crossing which will require a culvert installation and compacted fill over it. On the stretch from Moris to Ocampo, there is a near to 270 degree looping turn around a bluff. A cut through the bluff will straighten the loop out. The road will be run over with a grader to smooth out the rough spots. Kilometer posts will be put in place so transport drivers can identify their position and communicate this to other transport drivers by radio so every operator knows their relative positions to other operators. In the event of two transports traveling in opposite directions, the first unit to reach a pullout, pulls over and stops there and remains there until the other, oncoming, unit passes. The improvements will allow at least ISO 6 meters (20 foot)

containers on flatbed transports to access the site. Larger units, such as ISO 12 meters (40 foot) containers, may also be able to navigate the road. If further improvements are required to enable travel by 12 meter containers and/or equally long semi-trailer units, such improvements could be effected after start up and achievement of a positive cash flow. An allowance of USD $160,000 has been made for the above-described upgrades.

Accommodations

The working schedules for project personnel vary depending on the commuting distance. About 60 % of the workforce is anticipated to be local and will live at their existing homes. Site accommodation is not required. Approximately 40% of the workforce will face long distance commutes from cities like Hermosillo and Chihuahua. For these personnel, two schedules have been allowed for. For continuous operations that require four crews, a two weeks on/two weeks off schedule has been selected. For technical personnel, a 22 days on/10 days off schedule has been selected. Single status accommodation is required for these personnel. During the time when the KCA feasibility study was being conducted the Corporation had a facility capable of housing 75 persons. These accommodations include living quarters and a kitchen. The feasibility study included capital costs to provide similar accommodations for 125 additional personnel. Capital cost is estimated by Ocampo personnel, based on their recent experience, to be $1.25 million. Operating costs (based on current site experience) are included in the operating cost tables.

Administration Building

The general and administrative personnel utilize a 30 meter by 10 meter office building. This facility accommodates the General Manager, Mine and Process Manager, accounting, geology and engineering, safety and training. Training, basic health and safety provisions are included in this building. An ambulance bay is also attached. Capital cost of this building including furnishings is $332,000.

Mill and Mine Maintenance Shop and Warehouse

The mill shop includes a light vehicles bay, tool room, toilets, an electrical/instrumentation shop all on the main floor. A mezzanine provides offices for a maintenance manager, planner, clerk and foreman plus a training room. Capital cost of this shop is estimated to be $120,000, based on the actual recent cost to construct the underground mine maintenance shop. The warehouse is located southwest of the mill shop. It is a 20 meter by 20 meter building with adjoining 20 meter by 10 meter fenced storage yard that will be used to store large items or bulk materials which can withstand exposure to the elements. All project supplies, with the exception of process plant reagents, will be received, stored and dispersed from this facility. The facility includes inside storage for parts and supplies, an office for purchasing personnel, a restroom and a receiving/dispatch office. The outside storage areas consist of compacted, graveled areas. Capital cost is estimated to be $273,000, and is based on the recent cost to construct the underground mine warehouse.

The mine shop is housed in a metal building that is approximately 55 meters by 25 meters. The shop consists of a reinforced concrete floor with used rail embedded in the concrete in at least one bay to allow working on tracked equipment. Four truck bays, an overhead crane, compressed air piping, welding equipment outlets are included. Maintenance on all heavy vehicles and on some light vehicles will be conducted in this shop. Diesel fuel and bulk lubricants for the heavy equipment fleet will be stored on a @@@105 m&sup2; pad located adjacent to the shop area. Pumps and dispensers will be provided for fueling. A drive-through dispensing system will be provided for vehicle lubrication and for filling the fuel/lube truck. All fuel and lubricant storage areas will be constructed with containment to prevent hydrocarbon contamination of the surrounding area. These storage areas will drain to a central collection sump where all spills will be collected.

A 9 meter by 15 meter wash bay will be included in the mine shop facility for washing heavy and light vehicles. Pressure washers and associated hoses/tanks will be provided. This area will be sloped to the central collection area to prevent any contaminated solution from being discharged. The lower level also has storage for motors and general supplies, an electrical shop, hydraulic shop, preventative maintenance equipment shop, machine shop and supervisor’s office. A mezzanine has offices for the maintenance manager and planners plus a training room and restrooms. Capital cost is estimated to be $707,000, which is based on an estimate prepared by the same people who recently constructed the underground mine buildings.

Laboratory

The total number of samples to be analyzed by fire assay procedure each day is summarized in Table 3-26 on the following page:

Table 3-27: Daily Samples Analyzed by Fire Assay Procedure

Activity	Number of Samples	Number of Determinations

Underground Mine Control	70	140

Underground Mine Development	10	20

Open Pit Control	200	400

Surface Exploration Drilling	200	400

Mill Operations (1)	20	80

Heap Leach Operations (1)	20	80

TOTAL	520	1,120

Note:
(1)	Includes metallurgical test work and doré bar analyses

A new laboratory will be located near the mill processing plant. A small laboratory currently exists at the historic mill located near the town of Ocampo, which can currently process about 20% of the sample requirements of the project. Much of the equipment in this laboratory will be moved to the new laboratory. The new laboratory is capable of doing all analyses necessary for the operations, including sample preparation, particle size distribution analyses, solid sample digestion, fire assaying, AA spectroscopy, and metallurgical testing, including bottle roll and column tests. The laboratory is housed in a 27.5 meter by 14 meter building and is modeled after a laboratory recently designed by KCA and built at another mine for similar purposes. The capital cost of the laboratory including a minor amount of new equipment is estimated to be $128,000, which is based on comparison with costs of a recent similar support laboratory known to KCA. Waste products from the laboratory are generally compatible with the ore that is placed on the heaps or solutions handled from the solution ponds and will be disposed of in these facilities.

Transportation

On site accommodations are available for the employees that are long distance commuters. The company has two buses on site to transport employees from the living quarters to the areas around the site. Half-ton pickups are used for general and site transportation requirements for supervisors, geology and engineering, maintenance and certain operations personnel. Two flatbed trucks, one equipped with a hydraulic jib crane and the other equipped with welding equipment are used for mobile site maintenance. Other mobile support equipment consists of a mobile crane, a small front-end loader (Bobcat), a mid-sized front-end loader with bucket, forks and pick stick (Cat 966) and a rough terrain forklift. In addition to the ambulance, a fire fighting pumper/tanker truck is permanently on site. The General Manager is assigned a large, four wheel drive sport utility vehicle.

Economics

Summary

The capital and operating costs generated for the development, operation, and closure of the Ocampo Project have been evaluated using cash flow analysis as a means of determining the financial aspects and economic indicators for the project. The cash flow analyses have been based upon data developed by KCA, the Corporation, Mintec, AST Mining, and Deloitte Touche Tohmatsu.

For the purposes of the cash flow analysis, all of pre-production costs occur in Year 0 (which is taken to be 2005). Open pit mining and underground mine development begin in Year 0 (mostly mine preparation and stripping, although some ore will be stacked on the heap leach pad and heap leaching initiated), with full scale heap leaching, underground mining, milling operations and gold and silver production beginning in Year 1. Underground mining and mill ore processing operations continue into Year 6 with open pit mining continuing into Year 7. Heap leaching and gold/silver production is completed in Year 8, as is site reclamation.

Base Case

The base case for economic analysis of the project uses a $400 gold and $6.50 silver (USD), the same base prices that were used for the determination of the project mineral resources. Table 3-28 presents the economic indicators for the project.

Table 3-28: Project Economic Indicators

Economic Indicator	Before Tax	After Tax

Internal Rate of Return	65	52

Project Payback, after start-up		1.7 Year

Cash Operating Costs, per Oz Gold Equivalent		$ 149.28

Total Cash Flow, undiscounted, USD $000's	$357,613	$262,906

Project NPV, 5% discount (1), USD $000's	$266,754	$192,498

Break-even Gold/Silver Price	See Note 2 below	See Note 2 below

Notes:

(1)	Net present value is at the start of Year 0 and assumes that all cash flow amounts occur at the end of each year of the project.

(2)	Because silver is a significant contributor to the economics of the project (approximately 37% of the revenue) there is no single break-even price. A number of combinations of gold and silver prices entered into the analysis will produce a cumulative cash flow of $0. It may be noteworthy, however, to see that a $260 gold price and a $3.25 silver price (the lowest prices in recent memory) may still produce an IRR of about 8%.

Sensitivity Analysis

In order to estimate the relative strength of the project, a base case sensitivity analysis was completed by analyzing the effect on project economic indicators of variations in revenue generated by the project (changes in gold/silver price, gold/silver recovery, and/or ore grade), the capital cost of the project (not including working capital), and operating costs, including working capital. The sensitivity analysis indicates that the project is, as most projects are, most sensitive to revenue. It also indicates that the project is likely to stand up well to significant variation in development and operating costs. Table 3-29 provides the results of the analysis for the first phase of mining at Ocampo.

Table 3-29: Sensitivity Analysis

Sensitivity Analysis 7 Year Phase 1 Mine Plan	Gold $350/oz Silver $5.70/oz	Gold $400/oz Silver $6.50/oz	Gold $450/oz Silver $7.30/oz

Payback		1.6 years

Pre Tax Net Annual Cash Inflow	$51 million	$65 million	$99 million

Internal Rate of Return (pre tax)	49	65	80

NPV 0% Discount Rate (pre tax)	$265 million	$359 million	$454 million

NPV 5% Discount Rate (pre tax)	$195 million	$270 million	$346 million

Revenue

Project revenue is based upon the gold production schedule presented earlier in this report. The base case gold and silver revenue has assumed an average realized gold and silver prices of $400 and $6.50 per ounce, respectively, over the life of the project.

Operating Costs

Operating costs used for this analysis are those developed in the study on a year-by-year basis and detailed in this report.

Profit Sharing

A mandatory profit sharing program exists in Mexico that requires the payment of 10% of profits to the personnel working at the project. The amount of profit upon which the profit sharing is calculated is the corporate income upon which taxes are computed, except that any losses carried forward cannot be used. However, prior year profit sharing can be deducted for current year profit calculation purposes. For this study, it is expected that salaried and hourly personnel will be obtained through a personnel service company, which will pay all wages and benefits to project personnel. As a result, the Ocampo project will incur no profit sharing obligation. The salary, wage and benefit costs used in the development of the project operating costs are those expected to be paid to the service company.

Reclamation Costs

Reclamation costs have been estimated in this report and the total dollar amount required has been shown as an annual reclamation cost accrual during project operations. At the end of the project, Years 7 and 8, reclamation will be completed and the accrued money expended. For the cash flow analysis, reclamation costs have been deducted from the operating costs on a per ton of ore mined basis and inserted as outgoing cash flow in the last two years of the project, Years 7 and 8.

Royalties

According to the Corporation, there are no royalty obligations on the project. There is a payment due amounting to 8% of the net profits until a total of $2,000,000 US has been paid. In the feasibility study the payment is made in Year 2.

Capital Development, Acquisition Costs and Capital Cost Depreciation

Project capital costs are detailed in the cash flow model by year and by type in order that the proper methods of tax and depreciation can be applied. Current Mexican tax regulations provide for the following three different types of depreciation to be taken for this project: (i) the capital costs of mine development, the tailings impoundment, the leach pad, process ponds, site preparation, and the water reservoir system were depreciated based upon the tonnes of ore mined, since the value of these installations diminish in direct proportion to the tonnage of ore mined and will become worthless at closure; (ii) new regulations provide that, beginning in 2005, mining equipment can be depreciated by 77% in the first year, with no further depreciation allowed. This approach was used for this evaluation; and (iii) the remainder of the capital assets was depreciated at 10% per year, with the remaining depreciation claimed in the final operating year of the project.

Project non-depreciable expenses include the initial operating supply inventory, the initial maintenance supply inventory, and working capital. The initial operating and maintenance supply inventories are consumed during the final year of the project’s operating life. Working capital will be recouped within the first year of project operations.

Exploration and Pre-Operational Development Expenses

Exploration and development expenses and the cost of mining claims incurred prior to the onset of operations (generally expenses subject to depletion) are treated as pre-operating expenses in Mexico. These can be amortized at a rate of 10% per year or, at the election of the taxpayer, deducted in the year in which they are incurred. The Ocampo Project has identified a total of $26,797,655 (US) of pre-production project expenditures and losses that can be applied to the project. This amount has been taken as a deduction in Year 0 and carried forward as a loss.

Working Capital Requirement, Sustaining Capital and Exploration

Working capital is that money used to cover project operating costs after start-up until a positive cash flow is reached, after which project expenses can be paid by the project. The amount of working capital used in this study is based upon one month of the operating and maintenance supplies required for the mining, milling and administrative operation at the site. Since costs for these supplies are included within the operating costs for the project, the working capital is expected to be recouped in Year 1 from operating cash flow. Thus the money is provided for operations until profits from operations can repay it a few months later.

Sustaining capital is that money which will be spent primarily for the replacement of equipment and for other non-capital improvement projects. Money that will likely be spent for project improvement has not been included within this category because, by definition, the expenditures should produce a positive payback, which then must be included in the project economics. The same concept is applied to exploration drilling at the project. Money spent should produce results in extended or higher grade reserves, which should then be recognized in the study. This would tend to lead the study into an undue amount of speculation not consistent with an analysis of this nature. For this project, sustaining capital has been planned for continuing underground mine development work and for open pit mining equipment needed as ore production and stripping increase.

Recent Drilling Results and Developments

Following completion of the KCA Report, the Corporation continued an aggressive drilling program focused on upgrading inferred resources as well as expanding project reserves and resources. Since the June 10, 2004 cut-off date for data included in the Corporation’s last resource calculation, completed in September 2004, the Corporation drilled a total of 331 new holes on the project, encompassing over 40,000 meters of drilling.

Details of the results from the sixth and seventh round of surface and underground drilling from ramp development at the Northeast Underground Project Area are provided in Tables 3-30 and 3-31.

The first 30 holes reported, comprising the sixth round of drilling, produced 48 intercepts above an underground cut-off grade of 3 g/t gold-equivalent, and include hole OU-124 grading 17.09 grams per tonne gold and 1,424 grams per tonne silver, over an intercept of 9 meters at the intersection of the high-grade La Esperanza and San Juan structures. This intercept includes 1 meter grading 43.0 grams per tonne gold and 3,860 grams per tonne silver, for a gold-equivalent grade of 102.4 grams per tonne.

The seventh round of drilling, for a total of 97 holes, was comprised of 34 holes reported from the Open-Pit Project Area, and 63 holes reported from the Northeast Underground Project Area. The 34 holes reported from the Open Pit Project Area were the focus of exploration efforts targeting San Ramon, a previously undrilled structure that is located between the Picacho and Plaza de Gallos pits. Drilling on San Ramon returned grades of 18.73 grams per tonne gold and 1,026 grams per tonne silver, for a gold-equivalent grade of 34.5 grams per tonne, over an intercept of 10 meters in hole OG-212. This occurred in a much larger intercept of 37.5 meters grading 5.26 grams per tonne gold and 293 grams per tonne silver. East of this hole and at a similar elevation, OG-210 encountered 2.0 meters grading 6.21 grams per tonne gold and 341 grams per tonne silver, for a gold-equivalent grade of 11.4 grams per tonne. This also occurred within a much larger intercept of 23 meters grading 1.14 grams per tonne gold and 53 grams per tonne silver. The 63 holes reported from the Northeast Underground Project Area produced 79 intercepts above an underground cut off grade of 3 g/t gold-equivalent. Hole OU-193 encountered a silver grade of 7,052 grams per tonne silver and 14.0 grams per tonne gold, for a gold-equivalent grade of 122.5 grams per tonne, over 1.8 meters. Drilling in this area has also encountered a new high-grade structure, as demonstrated by hole OU-169 grading 13.87 grams per tonne gold and 1,024 grams per tonne silver, over an intercept of 7 meters. This intercept includes 2 meters grading 36.45 grams per tonne gold and 2,350 grams per tonne silver, for a gold-equivalent grade of 72.6 grams per tonne. Other significant results from drilling on this structure include hole OU-168 grading 45.00 grams per tonne gold and 4,590 grams per tonne silver, for a gold-equivalent grade of 115.6 grams per tonne, over an intercept of 1 meter.

Table 3-30:- Ocampo Underground Drill Hole Intercept Summary

3.0g/t Gold-Equivalent Cut Off Grade

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (1:65)

Aventurero	OU-101	31.0	34.0	3.0	19.59	291	24.1
	includes	31.0	32.0	1.0	40.60	714	51.6

Aventurero	OU-101	55.0	59.0	4.0	3.06	122	4.9
	includes	57.0	59.0	2.0	4.47	188	7.4

Aventurero	OU-102	49.5	51.0	1.5	2.71	56	3.6

Chica Rica	OU-103	48.0	50.0	2.0	22.81	818	35.4
	includes	48.0	49.0	1.0	42.10	590	66.6

Aventurero	OU-103	123.0	124.0	1.0	6.29	13	6.5

Chica Rica	OU-104	49.0	50.0	1.0	2.08	68	3.1

Aventurero	OU-104	160.0	161.0	1.0	1.37	165	3.9

Las Animas	OU-105	153.0	154.5	1.5	5.99	255	9.9

Las Animas	OU-105	164.0	165.0	1.0	5.24	137	7.3

Las Animas	OU-105	171.0	172.0	1.0	3.85	28	4.3

Aventurero	OU-105	224.0	227.0	3.0	5.57	133	7.6

Chica Rica	OU-106	72.0	73.0	1.0	14.60	892	28.3

Balvanera	OU-107	95.0	96.0	1.0	1.24	218	4.6

Balvanera	OU-107	122.0	123.0	1.0	5.05	39	5.7

Las Animas	OU-107	144.0	147.0	3.0	1.58	167	4.2

Aventurero	OU-107	162.0	167.0	5.0	4.97	53	5.8
	includes	164.0	165.0	1.0	9.33	142	11.5

Aventurero	OU-107	186.0	187.0	1.0	4.36	36	4.9

Aventurero	OU-108	200.0	201.0	1.0	6.88	20	7.2

Chica Rica	OU-109	41.0	42.0	1.0	6.63	152	9.0

Table 3-30:- Ocampo Underground Drill Hole Intercept Summary

3.0g/t Gold-Equivalent Cut Off Grade

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (1:65)

New Vein	OU-109	69.0	70.5	1.5	4.47	9	4.6

New Vein	OU-109	101.0	102.0	1.0	1.56	118	3.4

La Esperanza	OU-111	50.0	51.0	1.0	2.39	157	4.8

La Esperanza	OU-111	53.0	54.0	1.0	3.13	69	4.2

San Juan	OU-111	126.0	127.0	1.0	3.05	45	3.7

San Juan	OU-112	130.0	134.0	4.0	4.96	326	10.0
	includes	133.0	134.0	1.0	10.65	778	22.6

La Esperanza	OU-113	56.0	60.0	4.0	3.34	115	5.1
	includes	59.0	60.0	1.0	5.54	216	8.9

San Juan	OU-113	114.0	115.0	1.0	3.96	12	4.1

La Esperanza	OU-114	90.0	93.0	3.0	15.34	314	20.2
	includes	92.0	93.0	1.0	28.50	622	38.1

La Esperanza	OU-116	84.0	86.0	2.0	7.24	255	11.2

Aventurero	OU-117	144.0	145.0	1.0	3.33	60	4.3

Aventurero	OU-117	148.0	150.0	2.0	5.27	14	5.5

Aventurero	OU-117	159.0	160.5	1.5	4.34	<5	4.3

San Juan	OU-118	162.0	163.0	1.0	2.62	98	4.1

San Juan	OU-119	141.0	142.0	1.0	1.06	139	3.2

Aventurero	OU-122	28.0	29.0	1.0	80.90	416	87.3

La Esperanza	OU-124	38.0	41.0	3.0	18.58	757	30.2
	includes	39.0	40.0	1.0	45.90	870	74.7

La Esperanza	OU-124	46.0	47.0	1.0	12.45	429	19.1

La Esperanza	OU-124	53.0	55.0	2.0	2.40	100	3.9

San Juan	OU-124	69.0	78.0	9.0	17.09	424	39.0
	includes	73.0	74.0	1.0	43.00	860	102.4

La Esperanza	OU-125	13.0	14.0	1.0	1.51	291	6.0

Chica Rica	OU-126	140.0	141.0	1.0	2.73	22	3.1

New Structure	OU-128	33.0	34.0	1.0	7.61	93	9.0

New Structure	OU-128	67.5	69.0	1.5	6.46	28	6.9

New Structure	OU-130	57.0	58.0	1.0	6.40	154	8.8

New Structure	OU-130	76.0	81.0	5.0	4.53	430	11.1
	includes	77.0	78.0	1.0	14.65	455	37.0

Las Animas	OU-130	86.0	90.0	4.0	2.92	133	5.0

Las Animas	OU-133	88.5	90.0	1.5	1.54	114	3.3

Las Animas	OU-133	96.0	98.0	2.0	1.52	292	6.0

San Juan	OU-134	95.0	96.3	1.3	4.73	109	6.4

La Esperanza	OU-134	142.5	144.0	1.5	4.59	27	5.0

Las Animas	OU-135	37.0	40.0	3.0	3.50	397	9.6

Las Animas	OU-135	72.0	73.0	1.0	2.24	70	3.3

Las Animas	OU-135	130.0	131.0	1.0	5.73	159	8.2

San Juan	OU-136	67.0	68.0	1.0	2.08	73	3.2

New Structure	OU-140	26.0	28.0	2.0	3.80	289	8.2

Table 3-30:- Ocampo Underground Drill Hole Intercept Summary

3.0g/t Gold-Equivalent Cut Off Grade

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (1:65)

Las Animas	OU-140	86.0	90.0	4.0	6.35	276	10.6
	includes	86.0	88.0	2.0	9.96	423	16.5

San Juan	OU-141	72.0	73.0	1.0	1.01	138	3.1

Las Animas	OU-142	58.5	60.0	1.5	2.56	46	3.3

Las Animas	OU-142	76.0	79.0	3.0	4.09	293	8.6
	includes	77.0	78.0	1.0	7.40	421	13.9

New Structure	OU-143	33.0	34.0	1.0	1.42	184	4.3

Las Animas	OU-143	56.0	57.0	1.0	2.26	287	6.7

Las Animas	OU-143	66.0	67.0	1.0	3.03	90	4.4

Las Animas	OU-143	107.0	113.0	6.0	2.47	137	4.6

San Juan	OU-144	72.0	75.0	3.0	6.85	255	10.8
	includes	74.0	75.0	1.0	17.30	538	25.6

San Juan	OU-145	82.0	84.0	2.0	4.18	64	5.2

New Structure	OU-146	16.0	17.0	1.0	1.00	204	4.1

New Structure	OU-146	46.0	48.0	2.0	2.07	158	4.5

Las Animas System	OU-148	43.0	48.0	5.0	3.20	164	5.7
	includes	43.0	44.0	1.0	7.44	359	13.0

Las Animas	OU-148	112.0	120.0	8.0	6.02	286	10.4
	includes	114.0	115.0	1.0	23.30	956	38.0

Las Animas	OU-150	95.0	96.0	1.0	2.09	59	3.0

San Juan	OU-151	85.5	87.0	1.5	4.36	11	4.5

San Juan	OU-152	96.0	97.2	1.2	1.42	179	4.2

No Name	OU-153	54.0	55.5	1.5	1.90	125	3.8

Las Animas	OU-153	127.5	131.0	3.5	2.92	464	10.1

Las Animas	OU-155	78.0	80.0	2.0	24.86	163	27.4
	includes	79.0	80.0	1.0	45.50	249	49.3

New Structure	OU-157	30.0	32.0	2.0	3.17	420	9.6
	includes	31.0	32.0	1.0	4.81	706	15.7

Las Animas	OU-157	89.0	93.0	4.0	9.99	403	16.2
	includes	89.0	90.0	1.0	26.70	075	43.2

New Structure	OU-160	36.0	37.0	1.0	4.75	93	6.2

Las Animas	OU-160	60.0	61.0	1.0	3.67	111	5.4

Las Animas	OU-160	85.0	86.0	1.0	3.82	109	5.5

Las Animas	OU-160	91.0	98.0	7.0	2.33	162	4.8
	includes	91.0	93.0	2.0	4.39	473	11.7

San Juan	OU-161	106.0	107.0	1.0	2.44	117	4.2

Aventurero	OU-162	141.0	146.0	5.0	3.45	107	5.1

San Juan	OU-163	124.5	126.0	1.5	1.26	118	3.1

San Juan	OU-163	128.0	129.0	1.0	3.73	95	5.2

New Structure	OU-163	145.0	146.0	1.0	5.68	34	6.2

New Structure	OU-164	24.0	26.0	2.0	1.55	572	10.3

Las Animas	OU-164	68.0	70.0	2.0	2.71	81	4.0

Table 3-30:- Ocampo Underground Drill Hole Intercept Summary

3.0g/t Gold-Equivalent Cut Off Grade

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (1:65)

Las Animas	OU-164	87.0	89.0	2.0	8.47	312	13.3

San Juan	OU-165	140.0	142.0	2.0	9.33	376	15.1

New Structure	OU-166	28.3	28.9	0.6	4.55	547	13.0

Las Animas	OU-166	58.5	60.0	1.5	3.27	2	3.3

Las Animas	OU-166	82.0	84.0	2.0	5.54	130	7.5

San Juan	OU-167	173.0	175.0	2.0	2.38	70	3.4

San Juan	OU-167	177.0	178.0	1.0	2.22	51	3.0

New Structure	OU-168	36.0	37.0	1.0	45.00	590	115.6

Las Animas	OU-168	65.0	66.0	1.0	2.64	205	5.8

Las Animas	OU-168	81.0	84.0	3.0	0.82	379	6.7

New Structure	OU-169	47.0	54.0	7.0	13.87	024	29.6
	includes	51.0	53.0	2.0	36.45	350	72.6

Las Animas	OU-169	76.0	77.0	1.0	14.15	38	14.7

San Juan	OU-171	151.0	153.0	2.0	3.63	77	4.8

Las Animas	OU-172	75.0	81.0	6.0	3.69	189	6.6

Aventurero	OU-173	126.0	127.0	1.0	2.40	105	4.0

Las Animas	OU-174	54.0	55.5	1.5	6.27	102	7.8

Las Animas	OU-174	85.0	90.0	5.0	3.46	90	4.8

Las Animas	OU-175	36.0	37.5	1.5	5.67	8	5.8

Las Animas	OU-175	92.0	94.0	2.0	4.92	460	12.0

Las Animas	OU-177	44.0	45.0	1.0	2.34	96	3.8

Las Animas	OU-177	98.0	101.0	3.0	2.14	77	3.3

Las Animas	OU-177	105.0	106.0	1.0	2.44	123	4.3

La Esperanza	OU-182	71.0	73.0	2.0	7.14	114	8.9

La Esperanza	OU-183	84.6	85.5	0.9	2.16	72	3.3

San Juan	OU-186	108.0	112.6	4.6	1.26	189	4.2

Aventurero	OU-187	104.0	105.0	1.0	5.31	283	9.7

Aventurero	OU-188	105.0	106.0	1.0	1.02	120	2.9

Chica Rica	OU-189	58.5	60.0	1.5	6.12	334	11.3

Aventurero	OU-190	109.0	114.0	5.0	2.30	87	3.6
	includes	110.0	112.0	2.0	4.51	200	7.6

San Juan South	OU-191	115.0	116.0	1.0	2.80	<5	2.8

San Juan South	OU-191	120.0	121.0	1.0	2.03	30	2.5

Chica Rica	OU-192	63.0	64.0	1.0	5.43	57	6.3

Chica Rica	OU-192	70.0	71.0	1.0	3.76	28	4.2

San Juan South	OU-192	132.9	136.0	3.1	2.30	392	8.3

Chica Rica	OU-193	69.0	70.0	1.0	60.70	609	70.1

San Juan South	OU-193	139.0	147.0	8.0	3.72	618	28.6
	includes	143.8	145.6	1.8	14.00	052	122.5

San Juan South	OU-194	139.0	151.0	12.0	1.53	55	2.4
	includes	146.0	151.0	5.0	3.10	99	4.6
	includes	146.0	148.0	2.0	5.50	191	8.4

Note:	Gold-Equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $400 and a silver price of US $6.15. The widths above are drill intercepts and not true widths.

Table 3-31: Ocampo Open Pit Drill Hole Intercept Summary

3.0g/t Gold-Equivalent Cut Off Grade

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (1:65)

Picacho	OG-164	71.1	94.0	22.9	0.12	11	0.3

San Ramon	OG-190	189.0	193.0	4.0	1.31	4	1.4
	includes	190.0	191.0	1.0	4.66	8	4.8

San Ramon	OG-194	318.0	327.0	9.0	0.48	72	1.6
	includes	326.0	327.0	1.0	2.26	338	7.5

San Ramon	OG-200	80.0	83.0	3.0	5.01	10	5.2
	OG-200	190.5	192.0	1.5	1.69	151	4.0

Between Picacho & SR	OG-200	448.5	450.0	1.5	0.02	92	1.4

San Ramon	OG-210	21.0	30.0	9.0	0.34	11	0.5
	OG-210	39.0	62.0	23.0	1.14	53	1.9
	includes	47.0	49.0	2.0	6.21	341	11.4

San Ramon	OG-212	46.5	84.0	37.5	5.26	293	9.8
	includes	62.0	72.0	10.0	18.73	026	34.5

San Ramon	OG-216	25.0	32.0	7.0	0.32	13	0.5
	OG-216	79.0	86.0	7.0	6.41	31	6.9
	includes	79.0	84.0	5.0	8.96	41	9.6

La Cueva (Picacho N)	OG-223	2.0	14.3	12.3	0.33	22	0.7

Between Picacho & SR	OG-227	20.4	24.9	4.5	0.74	8	0.9
	OG-227	52.3	56.8	4.5	2.56	90	3.9

San Ramon	OG-231	10.0	31.0	21.0	0.48	15	0.7

San Ramon	OG-250	181.0	182.0	1.0	3.21	13	3.4
	OG-250	183.0	185.0	2.0	1.48	14	1.7

San Ramon	OG-258	0.0	13.5	13.5	0.20	58	1.1
	OG-258	34.0	43.0	9.0	0.30	10	0.5
	OG-258	79.5	82.0	2.5	0.94	6	1.0

San Ramon	OG-262	43.0	56.0	13.0	0.36	12	0.5

San Ramon	OG-263	142.0	213.0	71.0	0.89	75	2.0
	includes	149.0	154.0	5.0	5.27	399	11.4

San Ramon	OG-266	193.5	204.0	10.5	0.28	6	0.4
	includes	193.5	198.0	4.5	0.31	11	0.5
	OG-266	225.0	233.0	8.0	0.36	28	0.8

San Ramon	OG-268	10.0	19.0	9.0	0.51	12	0.7

San Ramon	OG-269	0.0	4.5	4.5	0.92	72	2.0
	OG-269	126.0	137.0	11.0	0.21	22	0.5
	OG-269	145.0	171.0	26.0	0.40	13	0.6
	includes	148.0	152.0	4.0	0.51	29	1.0
	includes	166.5	171.0	4.5	1.17	10	1.3

San Ramon	OG-270	94.0	182.0	88.0	0.52	29	1.0
	includes	94.0	131.0	37.0	0.91	51	1.7
	includes	99.0	101.0	2.0	2.04	230	5.6
	includes	144.0	152.0	8.0	0.60	38	1.2

Table 3-31: Ocampo Open Pit Drill Hole Intercept Summary (cont'd)

3.0g/t Gold-Equivalent Cut Off Grade

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (1:65)

San Ramon	OG-275	0.0	4.5	4.5	0.49	29	0.9
	OG-275	118.0	124.5	6.5	1.77	2	1.8

San Ramon	OG-276	58.0	60.0	2.0	1.63	7	1.7
	OG-276	71.0	85.0	14.0	0.47	10	0.6
	includes	75.0	79.0	4.0	1.34	16	1.6
	OG-276	92.0	107.0	15.0	0.28	15	0.5

San Ramon	OG-277	27.0	47.0	20.0	0.20	6	0.3

Note:	Gold-Equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $400 and a silver price of US $6.15. The widths above are drill intercepts and not true widths.

Details of the results from the eighth round of surface and underground drilling from ramp development at the Ocampo Project area are provided in the Tables 3-32 and 3-33 below.

Drilling in the Northeast Underground Area of the project returned 37 intercepts above a 3.0 gram per tonne cut off grade, in 47 holes. Significant results include hole OU-235 grading 26.2 grams per tonne gold-equivalent (21.70 grams per tonne gold and 292 grams per tonne silver), over 1 meter. This was contained in a larger interval grading 4.58 grams per tonne gold and 99 grams per tonne silver, for a gold-equivalent grade of 6.1 grams per tonne, over 11 meters. Hole OU-243 returned grades of 29.80 grams per tonne gold and 686 grams per tonne silver, or 40.4 grams per tonne gold-equivalent, over 1 meter. The results these 47 holes in this area of the project are summarized in Table 3-32 below:

Table 3-32: Newly Reported Drill Results from Northeast Underground Project Area

3.0g/t Gold-Equivalent Cut Off Grade

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (1:65)

San Juan South	OU-196	161.0	163.0	2.0	0.91	266	5.0

Aventurero	OU-198	104.3	105.5	1.2	4.11	193	7.1

Chica Rica	OU-200	105.0	105.8	0.8	16.50	51	17.3

San Juan South	OU-200	168.0	169.0	1.0	2.17	203	5.3
	OU-200	176.0	179.0	3.0	5.33	468	12.5
	includes	176.0	177.0	1.0	12.00	1,130	29.4

Aventurero	OU-201	129.0	130.0	1.0	1.73	107	3.4

Chica Rica	OU-202	78.0	80.0	2.0	3.52	104	5.1

Aventurero	OU-202	125.0	126.0	1.0	3.62	107	5.3

Aventurero	OU-203	156.0	157.0	1.0	2.83	64	3.8

Aventurero	OU-203	177.0	178.0	1.0	16.85	1,075	33.4

Chica Rica	OU-204	71.0	72.0	1.0	3.72	17	4.0

Chica Rica	OU-206	84.9	85.5	0.6	9.88	176	12.6

Aventurero	OU-206	135.0	136.0	1.0	2.29	49	3.0

Aventurero	OU-207	169.0	172.0	3.0	5.04	89	6.4

Table 3-32: Newly Reported Drill Results from Northeast Underground Project Area (cont'd)

3.0g/t Gold-Equivalent Cut Off Grade

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (1:65)

Aventurero	OU-209	197.0	210.0	13.0	2.60	124	4.5
	includes	197.0	198.0	1.0	7.06	324	12.0
	includes	204.0	205.0	1.0	9.19	311	14.0

Aventurero	OU-211	120.0	121.0	1.0	3.30	48	4.0

Aventurero	OU-212	118.0	119.0	1.0	16.95	329	22.0

Aventurero	OU-213	119.0	120.0	1.0	5.93	200	9.0

Aventurero	OU-214	105.0	105.6	0.6	5.76	569	14.5

Aventurero	OU-216	234.3	238.0	3.7	1.71	37	2.3
	includes	234.3	234.9	0.6	4.88	119	6.7
	includes	237.4	238.0	0.7	3.77	34	4.3

Aventurero	OU-219	118.0	119.0	1.0	4.16	227	7.7

Aventurero	OU-223	129.0	130.5	1.5	2.82	107	4.5

Aventurero	OU-224	174.0	176.0	2.0	6.34	208	9.5

Maria	OU-225	161.0	166.0	5.0	3.55	118	5.4
	includes	164.0	165.0	1.0	9.27	389	15.3

San Juan South	OU-226	161.0	162.0	1.0	6.29	44	7.0
	OU-226	170.0	172.0	2.0	4.73	51	5.5

San Juan	OU-230	243.8	244.6	0.8	0.78	172	3.4

Aventurero	OU-231	185.0	186.0	1.0	1.26	138	3.4

San Juan	OU-232	98.0	99.0	1.0	2.30	191	5.2

San Juan South	OU-235	142.0	153.0	11.0	4.58	99	6.1
	Includes	146.0	147.0	1.0	11.65	244	15.4
	includes	152.0	153.0	1.0	21.70	292	26.2
	and	161.0	163.0	2.0	10.97	81	12.2

San Juan	OU-239	204.0	205.0	1.0	3.49	19	3.8

New Structure	OU-240	124.0	125.0	1.0	1.73	98	3.2

Maria	OU-240	182.0	183.0	1.0	9.19	374	14.9
	and	203.0	204.0	1.0	2.48	91	3.9

San Juan	OU-241	168.0	169.0	1.0	16.15	166	18.7

San Juan	OU-243	210.0	211.0	1.0	29.80	686	40.4

Note:	Gold-Equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $400 and a silver price of US $6.15. The widths above are drill intercepts and not true widths. Holes OU-195, 197, 210, 215, 217, 220, 222, 227, 229, 234, 237-238 & 242 encountered low grade. Holes OU-205, 208, 218, 221, 228, 233 & 236 were abandoned. Hole OU-199 is a mine service hole.

The 72 new holes reported from the Open Pit Project Area produced 57 intercepts above an open pit cut off grade of 0.3 grams per tonne. Further testing of the newly drilled San Ramon Structure continues to yield high-grade intercepts, over significant widths. These include hole OG-296 grading 7.93 grams per tonne gold and 668 grams per tonne silver, for a gold-equivalent grade of 18.2 grams per tonne, over 2 meters. This was included in a much larger intercept grading 1.11 grams per tonne gold and 63 grams per tonne silver, or 2.1 grams per tonne gold-equivalent, over 48 meters, and starting at a depth of 27 meters. Other significant results from this round of drilling include OG-192 grading 1,000 grams per tonne silver, or 15.4 grams per tonne gold-equivalent, over 1.5 meters, and hole OG-265 grading 14.04 grams per tonne gold and 47 grams per tonne silver, for a gold-equivalent grade of 14.8 grams per tonne, over 2 meters. The results of these 72 holes are summarized in Table 3-33 on the following page:

Table 3-33: Newly Reported Drill Results from the Open Pit Project Area

3.0g/t Gold-Equivalent Cut Off Grade

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (1:65)

La Estrella	OG-139	223.0	231.0	8.0	0.31	<5	0.3

Refugio	OG-140	251.0	265.0	14.0	1.15	68	2.2
	includes	251.0	253.0	2.0	4.13	159	6.6
	and	263.0	265.0	2.0	2.42	220	5.8

Shaft-Geotech	OG-142	154.0	156.0	2.0	4.20	184	7.0

Conico Hanging wall Structure	OG-144	34.6	40.7	6.1	0.31	<5	0.3

Refugio Hanging wall	OG-150	259.5	261.0	1.5	0.02	998	15.4
Structure

Refugio	OG-150	440.0	443.0	3.0	3.99	<5	4.0

Adularia Ridge	OG-157	69.7	77.8	8.1	0.32	20	0.6

Refugio	OG-161	378.0	391.5	13.5	1.45	&lt;5	1.4

Resureccion	OG-163	258.0	259.0	1.0	2.57	207	5.8

PdG Hanging wall Structure	OG-170	38.9	41.9	3.0	0.79	34	1.3

PdG Hanging wall Structure	OG-175	64.9	66.5	1.5	4.77	339	10.0

PdG Hanging wall Structure	OG-176	40.6	42.1	1.5	1.18	172	3.8

San Amado	OG-178	275.0	276.0	1.0	8.20	391	14.2

PdG Hanging wall Structure	OG-181	69.1	81.3	12.2	0.28	10	0.4

Santa Juliana Extension	OG-182	68.0	69.0	1.0	9.60	7	9.7

PdG Hanging wall Structure	OG-184	134.7	139.3	4.6	0.37	14	0.6

Refugio Hanging wall	OG-185	13.5	27.0	13.5	1.18	23	1.5
Structure

PdG Hanging wall Structure	OG-186	122.0	137.7	15.8	0.23	12	0.4

PdG Hanging wall Structure	OG-189	142.5	151.6	9.1	0.40	5	0.5

Rosario	OG-191	197.0	198.0	1.0	0.69	241	4.4

Rosario	OG-191	199.0	200.0	1.0	0.75	162	3.2

La Gloria	OG-192	88.0	89.0	1.0	5.02	27	5.4

Refugio	OG-192	544.5	546.0	1.5	<0.05	000	15.4

Refugio	OG-195	18.0	39.0	21.0	0.76	40	1.4

Refugio	includes	27.0	33.0	6.0	1.49	102	3.1

Santa Juliana Extension	OG-211	82.0	83.0	1.0	7.72	8	7.8

Santa Teodora	OG-215	13.5	19.5	6.0	0.36	61	1.3

Santa Teodora	OG-220	5.8	13.4	7.6	0.82	7	0.9

Santa Teodora	OG-228	2.2	6.8	4.6	0.77	24	1.1

Santa Teodora	OG-229	33.9	40.0	6.1	0.44	2	0.5

Refugio Hanging wall	OG-233	7.5	10.5	3.0	3.21	171	5.8
Structure
	OG-233	15.0	16.5	1.5	2.81	87	4.1

La Estrella	OG-247	25.0	35.7	10.7	0.77	<5	0.8

La Estrella	OG-249	31.0	46.2	15.2	0.81	<5	0.8

Santa Teodora	OG-257	24.0	25.0	1.0	2.97	11	3.1

La Estrella	OG-261	378.0	391.5	13.5	1.45	<5	1.4

Refugio	OG-265	0.0	9.0	9.0	0.22	9	0.4
	OG-265	20.0	29.0	9.0	0.41	14	0.6
	OG-265	70.0	73.5	3.5	1.11	50	1.9

Table 3-33: Newly Reported Drill Results from the Open Pit Project Area

3.0g/t Gold-Equivalent Cut Off Grade

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (1:65)

Santa Teodora	OG-265	202.0	218.0	16.0	2.21	50	3.0
	includes	209.0	210.0	1.0	2.87	218	6.2
	includes	215.0	217.0	2.0	14.04	47	14.8

Santa Teodora	OG-267	42.0	50.0	8.0	4.58	13	4.8
	includes	42.0	45.0	3.0	11.62	20	11.9

La Gloria	OG-271	18.0	20.0	2.0	1.19	41	1.8
	OG-271	85.0	87.0	2.0	0.36	42	1.0
	OG-271	100.5	110.0	9.5	0.06	13	0.3

San Ramon	OG-282	160.0	165.0	5.0	0.38	<5	0.4

San Ramon	OG-284	99.4	134.0	34.6	0.55	37	1.1
	includes	99.4	100.0	0.6	8.60	621	18.2

Sta Teodora System	OG-285	3.0	7.5	4.5	0.65	32	1.2

Sta Teodora System	OG-286	0.0	12.0	12.0	0.63	30	1.1

San Ramon	OG-287	145.5	156.0	10.5	0.75	57	1.6
	OG-287	163.0	170.0	7.0	0.29	29	0.7
	OG-287	191.0	213.0	22.0	0.77	110	2.5
	includes	191.0	193.0	2.0	3.68	524	11.7

San Ramon	OG-290	216.0	237.0	21.0	0.62	46	1.3

San Ramon	OG-294	25.0	45.0	20.0	0.74	36	1.3
	includes	33.0	34.0	1.0	8.22	318	13.1

La Estrella	OG-295	204.0	221.0	17.0	0.72	<5	0.7

San Ramon	OG-296	27.0	75.0	48.0	1.11	63	2.1
	includes	46.0	48.0	2.0	7.93	668	18.2
	includes	72.0	73.0	1.0	7.67	249	11.5

San Ramon	OG-297	73.0	74.0	1.0	1.69	126	3.6
	and	94.0	103.0	9.0	0.53	40	1.1
	and	108.0	132.0	24.0	1.04	68	2.1
	includes	109.0	111.0	2.0	9.03	560	17.6

Note:	Gold-Equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $400 and a silver price of US $6.15. The widths above are drill intercepts and not true widths. Holes OG-143, 153-154, 203, 207, 218-219, 225, 230, 232, 241, 245, 253-254, 259, 274, 278, 279-281, 283 & 292-293 encountered low grade. Holes OG 141, 149, 166-167 & 187 were abandoned. Holes OG-145-148, 151-152, 155-156, 158-159, 162, 168-169, 171-174, 177, 179-180, 183, 188, 196, 198-199, 201-202, 204-206, 208-209, 213-214, 217, 234-238, 240, 243-244, 246, 248, 251-252, 255-256, 260, 264, 288-289 & 291 are geotechnical and condemnation holes drilled for site planning purposes.

Details of the results from a total of 54 exploration holes from step-out and in-fill drilling completed in both the Northeast Underground Area and the Open Pit Area of the Ocampo Project are provided in Tables 3-34 and 3-35 below.

A total of 39 new holes drilled in the Northeast Underground Area of the project produced 42 intercepts above a 3.0 gram per tonne underground cut off grade. Highlights include hole OU-280 intersecting 2.3 meters grading 58.98 grams per tonne gold and 1,999 grams per tonne silver, for a gold-equivalent grade of 89.7 grams per tonne. Included in this interval is 0.8 meters grading 165.50 grams per tonne gold and 5,630 grams per tonne silver. This equates to a gold-equivalent grade of 252.2 grams per tonne, or 8.1 ounces per tonne. Hole OU-273 encountered 1 meter grading 65.00 grams per tonne gold and 2,590 grams per tonne silver, for a gold-equivalent grade of 104.8 grams per tonne, or 3.4 ounces per tonne.

Significant results from drilling in the Northeast Underground Project area are summarized in Table 3-34 below.

Table 3-33: Newly Reported Drill Results from the Northeast Underground Project Area

3.0g/t Gold-Equivalent Cut Off Grade

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (1:65)

Maria	OU-244	141.0	144.0	3.0	2.17	103	3.8

San Juan	OU-245	179.0	182.0	3.0	3.11	49	3.9

Maria	OU-246	174.0	175.0	1.0	22.40	256	26.3

San Juan	OU-248	192.7	193.7	1.0	2.47	133	4.5

New Vein	OU-250	99.0	100.5	1.5	4.55	<5	4.6

San Juan	OU-252	200.0	202.0	2.0	5.12	196	8.1

Maria	OU-253	141.0	144.0	3.0	1.83	121	3.7

San Juan	OU-255	207.0	208.0	1.0	7.76	30	8.2

San Juan	OU-257	144.0	148.0	4.0	6.39	457	13.4
	includes	144.0	145.0	1.0	16.90	559	25.5

San Juan	OU-257	154.0	155.0	1.0	0.97	180	3.7

Maria	OU-258	148.9	149.7	0.8	2.76	27	3.2

Maria	OU-260	149.2	150.0	0.8	4.42	21	4.7

Maria	OU-263	180.6	183.0	2.4	6.86	317	11.7

Maria	OU-264	172.0	175.0	3.0	7.18	21	7.5
	includes	174.0	175.0	1.0	16.15	42	16.8

Chica Rica	OU-265	35.0	37.0	2.0	4.58	86	5.9

Chica Rica	OU-267	31.9	32.7	0.8	3.23	193	6.2

Aventurero	OU-267	203.7	204.7	1.0	7.14	158	9.6

Chica Rica	OU-269	27.9	29.2	1.3	0.96	73	2.1
System

Aventurero	OU-269	216.4	217.4	1.0	0.02	211	3.3

New Vein	OU-271	47.2	48.8	1.6	5.89	319	10.8

Balvanera	OU-272	48.2	49.3	1.1	2.41	47	3.1

Balvanera	OU-272	69.0	70.0	1.0	0.95	154	3.3
System HW

Las Animas	OU-272	173.6	184.5	10.9	4.84	120	6.7
	includes	174.6	175.6	1.0	15.95	330	21.0

La Esperanza	OU-273	49.3	50.3	1.0	65.00	590	104.8

San Juan	OU-273	148.5	151.8	3.3	13.05	742	24.5
	includes	149.5	150.6	1.1	26.20	760	53.3

Chica Rica	OU-275	10.5	12.0	1.5	3.02	15	3.3
System

Chica Rica	OU-275	25.3	27.0	1.7	5.19	160	7.7

Chica Rica	OU-275	46.5	48.0	1.5	6.31	<5	6.3
System

Balvanera	OU-276	53.0	54.0	1.0	3.48	12	3.7

Las Animas	OU-276	123.0	124.5	1.5	3.05	111	4.8
System

Las Animas	OU-276	151.0	152.0	1.0	1.78	213	5.1
	and	166.0	169.0	3.0	3.39	49	4.1

Table 3-33: Newly Reported Drill Results from the Northeast Underground Project Area

3.0g/t Gold-Equivalent Cut Off Grade

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (1:65)

La Esperanza	OU-277	42.0	43.5	1.5	2.47	40	3.1
System

La Esperanza	OU-277	49.6	51.3	1.7	2.97	233	6.5

San Juan	OU-277	136.0	137.0	1.0	6.82	595	16.0

La Esperanza	OU-278	42.0	43.0	1.0	1.81	72	2.9

San Juan	OU-278	139.0	140.0	1.0	7.47	463	14.6

La Esperanza	OU-280	60.8	63.0	2.2	6.29	275	10.5

San Juan System	OU-280	133.5	134.5	1.0	3.22	7	3.3

San Juan	OU-280	151.5	153.8	2.3	58.98	999	89.7
	includes	153.0	153.8	0.8	165.50	630	252.1

Los Muertos	OU-281	144.9	146.1	1.2	1.96	69	3.0

Las Animas	OU-282	188.0	193.4	5.4	3.57	177	6.3
	includes	189.0	190.0	1.0	5.63	421	12.1

Note:	Gold-Equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $400 and a silver price of US $6.15. The widths above are drill intercepts and not true widths. Holes OG-247, 249, 254, 256, 259, 261-262, 266, 268, 270, 274 & 279 encountered low grades. Hole OU-251 was abandoned.

Drilling conducted in the Open Pit Area of the project returned 18 intercepts above an open pit cut off grade of 0.3 grams per tonne, in 15 holes. Drilling in this area of the project has encountered a number of high grade intervals significantly above the 0.3 gram per tonne cut off. Examples include hole OG-312 grading 6.1 grams per tonne gold-equivalent (3.22 g/t gold and 188 g/t silver), over 3 meters, and hole OG-311 grading 2.6 grams per tonne gold-equivalent (1.05 g/t gold and 98 g/t silver), also over a 3 meter interval. Results from drilling in the open pit area also continue to demonstrate shallowly emplaced mineralization over significant interval widths. Highlights include hole OG-310 grading 0.73 grams per tonne gold and 44 grams per tonne silver, for a gold-equivalent grade of 1.4 grams per tonne, from surface, to a depth of 29 meters. Included within this interval is 1 meters grading 11.85 grams per tonne gold and 641 grams per tonne silver, or 21.7 grams per tonne gold-equivalent. Significant results from this round of drilling in the Open Pit Project area are summarized in Table 3-35 on the following page:

Table 3-35: Newly Reported Drill Results from the Open Pit Project Area

3.0g/t Gold-Equivalent Cut Off Grade

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (1:65)

San Ramon	OG-298	54.0	57.0	3.0	0.78	15	1.0
	and	136.0	139.0	3.0	0.16	37	0.7
	and	193.5	196.5	3.0	0.66	60	1.6

San Ramon	OG-300	88.5	98.0	9.5	0.18	10	0.3

San Ramon	OG-301	173.0	192.0	19.0	0.91	12	1.1

Picacho Pit Wall	OG-303	59.0	69.0	10.0	0.19	11	0.4

Refugio Pit Wall	OG-304	0.0	39.0	39.0	0.30	5	0.4

Refugio Pit Wall	OG-305	20.5	27.0	6.5	0.38	39	1.0

Refugio Footwall	OG-305	190.0	207.0	17.0	0.50	15	0.7

Refugio Pit Wall	OG-306	71.0	92.0	21.0	0.32	9	0.5

Refugio Footwall	OG-307	154.0	155.0	1.0	13.15	12	13.3

Plaza de Gallos Pit	OG-308	72.0	76.0	4.0	0.71	48	1.4
Wall

Refugio Pit Wall	OG-309	0.0	24.0	24.0	0.40	16	0.6
	and	71.0	75.0	4.0	0.47	27	0.9

Refugio Pit Wall	OG-310	0.0	29.0	29.0	0.73	44	1.4
includes		13.0	14.0	1.0	11.85	641	21.7

Plaza de Gallos Pit	OG-311	39.4	42.4	3.0	1.05	98	2.6
Wall

Plaza de Gallos	OG-311	368.0	387.0	19.0	1.15	<5	1.2
Footwall

Refugio Pit Wall	OG-312	9.0	12.0	3.0	3.22	188	6.1
	and	14.0	18.6	4.6	0.48	17	0.7

Note:	Gold-Equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $400 and a silver price of US $6.15. The widths above are drill intercepts and not true widths. Holes OG-299 & 302 encountered low grades.

Early in 2005, the Corporation appointed KCA for mill and heap leach construction and commissioning and assembled a senior mine development and operations management team to put the Ocampo Project into production. Groundbreaking for the construction of the Ocampo underground and open-pit mines and two surface processing facilities began in early March 2005. All underground and open pit mining equipment has been procured. Mine construction and development at the Ocampo Project remains on budget and on schedule for gold-silver production to commence within the first quarter of the 2006 calendar year. All major earthworks have been completed. Site clearing in the start-up open pit area, encompassing 200 hectares, is complete, and all major components for the heap leach crusher area have been delivered to site. Staff housing is on the verge of being completed and more than 7 kilometers of underground development in ramps and tunnels has been completed in the underground mine area. Initial extraction of ore from the development portions of the upper level of the underground mine began in early July 2005 and is being stockpiled for the completed mill facilities, scheduled for the first quarter of 2006.

Mr. Jim McGlasson, P.Geo., Chief Geologist of the Corporation, is the qualified person responsible for all technical data reported herein since completion of the KCA Report.

3.2.2.	Investment in Mexgold Resources Inc.

In December 2002, the Corporation made a strategic investment by acquiring 5.0 million shares of Mexgold Resources Inc. (“Mexgold”) for a purchase price of $500,000 ($0.10 per share). Mexgold is a junior gold and silver mining company engaged in acquiring, exploring and developing precious metals projects in Mexico. Subsequent to making this investment, Mexgold completed a reverse take-over transaction whereupon its common shares were listed for trading on the TSX Venture Exchange under the trading symbol, “MGR”. Pursuant to an agreement with Mexgold, these shares must be held until August 20, 2009, and there will be no sale, transfer, assignment, pledge, encumbrance, grant of a security interest in or other form of conveyance of these shares, directly, indirectly or beneficially, prior to that time unless Mexgold so consents in writing thereto.

Mexgold holds a 100% ownership of five mining concessions encompassing the Guadalupe y Calvo gold/silver property. The Guadalupe y Calvo gold/silver project is located in the Sierra Madres in the state of Chihuahua, Mexico, approximately 300 kilometers southwest of the city of Chihuahua and 200 kilometers west of the city of Hidalgo de Parral.

On February 26, 2004, the Corporation invested a further $11.8 million into Mexgold Resources Inc. to maintain its 25% interest in Mexgold. This investment was part of a Mexgold private placement financing consisting of the sale of 22.5 million subscription receipts (the “Subscription Receipts”) at a price of $2.00 per Subscription Receipt for gross proceeds of $45,000,000. Each Subscription Receipt represented the right to receive one Unit upon completion of the acquisition of the El Cubo Gold-Silver Mine. Each Unit consists of one common share of Mexgold and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $2.50 per share until February 26, 2006. The Corporation acquired 5.9 million Subscription Receipts out of the total financing for a total purchase price of $11.8 million on the same basis as all the other investors in the financing.

On March 5, 2004, Mexgold acquired the El Cubo Gold-Silver Mine in Guanajuato State, Mexico. The El Cubo Gold-Silver Mine is located in the Guanajuato gold-silver district in the Republic of Mexico, near the City of Guanajuato in Guanajuato State. Pursuant to the terms of the Subscription Receipts, the Subscription Receipts were deemed to have been exercised as at 5:00 p.m. (Toronto time) on March 15, 2004, and the common shares and warrants of Mexgold underlying the Subscription Receipts were issued to the holders of the Subscription Receipts.

On October 12, 2004, Mexgold entered into a lease agreement with a subsidiary of Industrias Peñoles, S.A. de C.V., for the Las Torres Mine, immediately adjacent to the El Cubo Mine. The Las Torres Mine comprises a group of four working mines, consisting of the Cedros, Peregrina, Apolo and Sirena mines. Each of these mines has been maintained on a care and maintenance basis, and no special measures are required to resume operations. Pursuant to the Las Torres lease, Mexgold has the right to explore, develop and mine the Las Torres property for a period of 5 years, with the right to renew for a further five year period. Annual lease payments total US $480,000 in the first year, and US $720,000 each year thereafter. In addition, Mexgold is required to pay a 3.5% net smelter return on all gold and silver sales equal to or above US $350 per ounce gold and US $5.50 per ounce silver. The Peñoles agreement also includes use of the Las Torres mill complex, a modern, fully functional 2,200 tpd hoisting, grinding and flotation processing facility, with an estimated replacement cost of US $17-million.

In February 2005, Mexgold reported significant results from exploration work at the company’s El Cubo Gold-Silver Mine in Guanajuato, Mexico. Channel sampling in a new area of exploration in the mine has resulted in the discovery of a new gold-silver zone. Sampling conducted along a length of 38 meters returned average grades of 70.9 grams per tonne gold and 505 grams per tonne silver, over average widths of

4.3 meters. This translates to an average gold equivalent grade of 78.7 grams per tonne. Furthermore, these grades occurred within a 76 meter length with average grades of 45.1 grams per tonne gold and 311 grams per tonne silver, for a gold equivalent grade of 49.9 grams per tonne, over average widths of 4.0 meters. Gold equivalent grades are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US$400 and a silver price of US $6.15.

In August 2005, Mexgold reported the results from 54 new exploration drill holes completed at the El Cubo – Las Torres Mine complex and the Guadalupe y Calvo Project. A total of 46 new holes were drilled at the El Cubo – Las Torres Mine complex producing 41 intercepts above an underground cut off grade of 3 grams per tonne gold equivalent, and a 0.25 gram per tonne gold equivalent cut off grade for potential bulk tonnage targets. Significant results include hole C-287, drilled on the Anabel structure, intersecting 99.43 grams per tonne gold and 942 grams per tonne silver, for a gold equivalent grade of 113.9 grams per tonne, over 1.8 meters. This was included in a larger interval of 10 meters grading 15.84 grams per tonne gold and 280 grams per tonne silver. Hole C-302, drilled on the Marmajas structure, encountered mineralization from surface to a depth of 3.3 meters grading 59.20 grams per tonne gold and 1,345 grams per tonne silver, for a gold equivalent grade of 79.9 grams per tonne.

Mexgold and the Corporation have certain common directors and officers. Mr. Jim McGlasson, P.Geo., Chief Geologist of the Corporation, is the qualified person responsible for all technical data reported herein regarding Mexgold Resources Inc.

3.3	Risk Factors

An investment in the securities of the Corporation is speculative and involves numerous and significant risks and should be undertaken only by purchasers whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the risk factors described below.

3.3.1	No History of Profitability

The Corporation is a development stage company with no history of profitability. There can be no assurance that the operations of the Corporation will be profitable in the future. The Corporation has limited financial resources and will require additional financing to further explore, develop, acquire, retain and engage in commercial production on its property interests and, if financing is unavailable for any reason, the Corporation may become unable to acquire and retain its mineral concessions and carry out its business plan.

3.3.2	Exploration and Development Stage Corporation

The Corporation is engaged in the business of exploration and development of the Ocampo Project in the hope of locating economic deposits of minerals. The property interests of the Corporation are in the exploration and development stage only. Although a commercial body of ore has been identified on the Ocampo Project, there is no assurance that it can be mined profitably. Accordingly, it is not assured that the Corporation will realize any profits in the short to medium term. Any profitability in the future from the business of the Corporation will be dependent upon developing and commercially mining an economic deposit of minerals, which itself is subject to numerous risk factors. The exploration and development of mineral deposits involve a high degree of financial risk over a significant period of time of which even a combination of careful evaluation, experience and knowledge of management may not eliminate. While discovery of additional ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs of the Corporation will result in profitable commercial mining operations. The profitability of the Corporation’s operations will be, in part, directly related to the cost and success of its exploration and development programs which may be affected by a number of factors. Substantial expenditures are required to establish reserves which are sufficient to commercially mine some of the Corporation’s properties and to construct, complete and install mining and processing facilities in those properties that are actually mined and developed.

3.3.3	Foreign Operations

All of the Corporation’s property interests are located in the State of Chihuahua, Mexico, and are subject to that jurisdiction’s laws and regulations. The Corporation believes the present attitude of Mexico and the State of Chihuahua to foreign investment and mining to be favourable but investors should assess the political risks of investing in a foreign country. Any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Corporation.

3.3.4	Government Regulations

The Corporation’s exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. In order for the Corporation to carry out its mining activities, the Corporation’s exploitation licences must be kept current. There is no guarantee that the Corporation’s exploitation licences will be extended or that new exploitation licences will be granted. In addition, such exploitation licences could be changed and there can be no assurances that any application to renew any existing licences will be approved. The Corporation may be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties. The Corporation will also have to obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Corporation will be able to comply with any such conditions.

3.3.5	Market Fluctuation and Commercial Quantities

The market for minerals is influenced by many factors beyond the control of the Corporation such as changing production costs, the supply and demand for minerals, the rate of inflation, the inventory of mineral producing corporations, the international economic and political environment, changes in international investment patterns, global or regional consumption patterns, costs of substitutes, currency availability and exchange rates, interest rates, speculative activities in connection with minerals, and increased production due to improved mining and production methods. The metals industry in general is intensely competitive and there is no assurance that, even if commercial quantities and qualities of metals are discovered, a market will exist for the profitable sale of such metals. Commercial viability of precious and base metals and other mineral deposits may be affected by other factors that are beyond the Corporation’s control including particular attributes of the deposit such as its size, quantity and quality, the cost of mining and processing, proximity to infrastructure and the availability of transportation and sources of energy, financing, government legislation and regulations including those relating to prices, taxes, royalties, land tenure, land use, import and export restrictions, exchange controls, restrictions on production, as well as environmental protection. It is impossible to assess with certainty the impact of various factors which may affect commercial viability so that any adverse combination of such factors may result in the Corporation not receiving an adequate return on invested capital.

3.3.6	Mining Risks and Insurance

The Corporation is subject to risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding. The Corporation may become subject to liability for pollution, damage to life or property and other hazards of mineral exploration against which it or the operator if its exploration programs cannot insure or against which it or such operator may elect not to insure because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition of mineral prospects or exploration and development and would have a material adverse affect on the financial position of the Corporation.

3.3.7	Environmental Protection

The mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety which may adversely affect the Corporation or require it to expend significant funds.

3.3.8	Capital Investment

The ability of the Corporation to continue exploration and development of its property interests will be dependent upon its ability to raise significant additional financing hereafter. There is no assurance that adequate financing will be available to the Corporation or that the terms of such financing will be favourable. Should the Corporation not be able to obtain such financing, its properties may be lost entirely. A summary of the Corporation’s financial commitments under the Corporation’s option and joint venture agreements is provided in the following table. Also refer to “Item 3: Description of Business – 3.2 Mineral Projects – 3.2.1. Ocampo Project”.

Agreement	Consideration	Terms

Minera Fuerte Joint Venture Agreement	8% Net Profit Interest	U.S. $2,000,000 less any net profit
	up to a maximum of	royalty payments made is due and
	U.S. $2,000,000	payable upon sale of the property

	U.S. $250,000	Upon establishment of a mining
reserve of 2.0 million ounces of gold
and gold-equivalent ounces

Soyopa Joint Venture Agreement	U.S. $3,500,000	On or before November 23, 2006.

	U.S. $3,500,000	On or before November 23, 2007.

	U.S. $1,000,000	Upon sale of Ocampo Project to a
third party.

3.3.9	Conflicts of Interest

Certain of the directors and officers of the Corporation also serve as directors of Mexgold Resources Inc. and other companies involved in natural resource exploration and development and consequently, the possibility of conflict exists. The Corporation’s investment in Mexgold Resources Inc. is described in, “Item 3: Description of the Business – 3.2 Mineral Projects – 3.2.2. Investment in Mexgold Resources Inc.”. Any decisions made by such directors involving the Corporation will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Corporation and such other companies. In addition, such directors declare, and refrain from voting on any matters in which such directors may have a conflict of interest.

3.3.10	Dependence on Key Personnel

The success of the Corporation is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons. The competition for qualified personnel is strong. The Corporation considers Messrs. Fred George and Bradley H. Langille to be key employees and maintains life insurance in the amount of $1,000,000 on the lives of each of these officers. In order to attract and retain its key personnel, the Corporation has sought to provide its personnel with challenging work and a variety of opportunities for advancement through growth and expansion of the Corporation’s business, and through equity participation.

3.3.11	Lack of Active Market

There can be no assurance that an active market for the common shares of the Corporation will continue and any increased demand to buy or sell the common shares of the Corporation can create volatility in price and volume.

3.3.12	Currency

The Corporation carries on its exploration activity outside of Canada. Accordingly, it is subject to the risks associated with the fluctuation of the rate of exchange of the Canadian dollar and foreign currencies, in particular the Mexican peso, the currency of Mexico, and the United States dollar. Such fluctuations may materially affect the Corporation’s financial position and results.

3.3.13	Dividends

To date, the Corporation has paid no dividends on its Common Shares and does not intend to pay dividends on its Common Shares in the foreseeable future. See “Item 4: Dividends”.

3.3.14	Competition

The international mining industry is subject to government controls and regulations which may vary from time to time. The industry is highly competitive in all phases. The Corporation competes with numerous other companies and individuals in the search for and the acquisition of attractive mineral properties. The Corporation’s ability to acquire properties and potential reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. The Corporation will also be required to compete in the future directly with other companies that may have greater resources.

3.3.15	Possible PFIC Status

Shareholders who are U.S. taxpayers should be aware that the Corporation may be a passive foreign investment company (“PFIC”) for the current fiscal year; and may have been a PFIC in prior years or may become a PFIC in the future. If the Corporation is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer, generally, will be required to treat any so called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of the Corporation. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. There can be no assurance that the Corporation will satisfy such information reporting requirements or the related record keeping requirements. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Corporation’s net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election, generally, must include as ordinary income in each year, the excess of the fair market value of the common shares over the taxpayer’s tax basis therein.

ITEM 4:   DIVIDENDS

The Corporation has not declared or paid any dividends on its Common Shares since the date of its incorporation. The Corporation intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or make any other distributions in the near future. The Corporation’s board of directors will review this policy from time to time having regard to the Corporation’s financing requirements, financial condition and other factors considered to be relevant.

ITEM 5:   DESCRIPTION OF CAPITAL STRUCTURE

5.1	General

The Corporation’s authorized capital consists of an unlimited number of common shares without nominal or par value, an unlimited number of Class A preferred shares and an unlimited number of Class B preferred shares. A total of 73,536,524 common shares are issued and outstanding as at the date of this annual information form. There are no Class A or Class B preferred shares currently outstanding.

5.2	Common Shares

Each common share ranks equally with all other common shares with respect to dissolution, liquidation or winding-up of the Corporation and payment of dividends. The holders of common shares are entitled to one vote for each share of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Corporation out of funds legally available therefor and to receive pro rata the remaining property of the Corporation on dissolution. The holders of common shares have no pre-emptive or conversion rights. The rights attaching to the common shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

5.3	Class A and Class B Preferred Shares

The Class A and Class B preferred shares are non-cumulative, non-participating, non-voting and redeemable at their paid-in value. Dividends on the Class A and Class B preferred shares are determined by the board of directors and are not to exceed 12% in the case of the Class A preferred shares and 13% in the case of the Class B preferred shares. The Class A and Class B preferred shares are entitled to preference over the Common Shares and any other shares of the Corporation ranking junior to the Class A and Class B preferred shares with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation. Any amendment to the articles of the Corporation to vary any rights, privileges, restrictions or conditions attaching to the Class A or Class B preferred shares must, in addition to authorization by special resolution, be authorized by at least two-thirds of the votes cast at a meeting of holders of Class A or Class B preferred shares duly called for such purpose, each holder being entitled to one vote for each preferred share held.

ITEM 6:   MARKET FOR SECURITIES

6.1	Trading Price and Volume

The Common Shares of the Corporation have been listed and posted for trading on the Toronto Stock Exchange (the “TSX”) since February 18, 2000, under the trading symbol “GAM”. The Common Shares of the Corporation have been listed and posted for trading on the American Stock Exchange since September 4, 2003, under the trading symbol “GRS”. The following table sets forth the high and low trading prices and trading volume of the Common Shares as reported by the TSX for the periods indicated:

Period	High (C$)	Low (C$)	Volume

October 1 - 17, 2005	9.69	8.62	2,172,200

September 2005	9.86	8.90	2,770,137

August 2005	9.30	8.31	2,473,916

July 2005	8.49	7.90	1,926,977

June 2005	8.89	7.50	6,125,367

May 2005	7.93	6.79	2,230,605

April 2005	8.95	7.05	6,409,288

March 2005	7.72	6.60	3,973,972

February 2005	7.10	5.76	5,592,536

January 2005	6.57	5.87	1,726,166

December 2004	7.65	6.21	4,485,844

November 2004	7.60	6.06	4,103,660

October 2004	7.88	6.50	2,940,765

September 2004	7.52	5.82	2,888,674

August 2004	8.18	5.91	3,529,238

6.2	Prior Sales

The following table contains details of the prior sales of securities of the Corporation during the twelve months ended July 31, 2005 and to the date of this Annual Information Form:

Date of Issue	Method of Sale	Number and Class of Securities	Price per Security

December 16, 2004	Private Placement	15,715,000 Common Shares	$7.00

Note:

(1)	Pursuant to a private placement of 15,715,000 Special Warrants at a price of $7.00 per Special Warrant for gross proceeds of $110,005,000.

ITEM 7:   ESCROWED SECURITIES

To the knowledge of the Corporation, there are no securities of the Corporation which are held in escrow.

ITEM 8:   DIRECTORS AND OFFICERS

The management of the Corporation consists of four (4) executive officers and eight (8) directors. The table presented below provides the names of and related information concerning each executive officer and director. Each director holds office until the close of the next annual meeting of shareholders or until his successor is duly elected or appointed.

Name, Position with the Corporation and/or Principal Occupation	Director/Officer Since	Common Shares		Stock Options

Fred George	Director and Officer of	839,400	(5)	4,127,200
Bedford, Nova Scotia	the Corporation and its
Chairman and President	predecessor companies
	since 1996

Bradley H. Langille (4)	Director and Officer of	610,400		3,496,300
Halifax, Nova Scotia	the Corporation and its
	predecessor companies
	since 1996

Colin P. Sutherland, C.A., C.F.P	Director and Officer since	1,000		125,000
Hammonds Plains, Nova Scotia	2004
Chief Financial Officer

John C. Thornton	Officer since 2005	76,900		100,000
Tucson, Arizona
Chief Operating Officer

Gregory K. Liller	Officer since 2004	4,500		220,000
Tucson, Arizona
Vice-President, Exploration

Alejandro Caraveo(4)	Director since 2002	29,550		75,000
Chihuahua City, Mexico
President, Compania Tecnica Minera,
S.A. de C.V

Dale M. Hendrick(1)(2)(4)	Director since 2000	500		20,000
Toronto, Ontario
President, Dale M. Hendrick &
Associates Inc.

Kent L. Noseworthy(1)(2)(3)	Director since 2005	nil		nil
Halifax, Nova Scotia
Barrister & Solicitor

Frank Conte(1)(2)(3)	Director since 2005	nil		nil
Eastern Passage, Nova Scotia
Retired Executive

Canek Rangel(1)(3)	Director since 2005	nil		nil
Mexico City, Mexico
Mining Engineer

Notes:

(1)	Member of the Audit Committee. See "Item 15: Audit Committee Information".
(2)	Member of the Nominating and Corporate Governance Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Occupational Health and Safety Committee
(5)	Represents approximately 1% of the outstanding Common Shares of the Corporation.
(6)	A portion of the above-noted options held by directors and senior officers are subject to shareholder approval: Fred George (500,000), Bradley H. Langille (300,000) and Colin P. Sutherland (75,000).

Each of the directors and officers has had the principal occupation listed under his name above for the last five years.

As at the date of this annual information circular, the directors and senior officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 1,562,250 Common Shares (9,725,750 Common Shares if all options held by them are exercised), representing 2.1% of the currently outstanding Common Shares (11.9% of the Common Shares on a fully diluted basis)

ITEM 9:   PROMOTERS

Messrs. Fred George, the President, Chairman and a director of the Corporation, and Bradley H. Langille, the Chief Executive Officer and a director of the Corporation, are the promoters of the Corporation by virtue of the initiative they have taken in founding the business of the Corporation. Messrs. George and Langille hold the shares and options as indicated under “Item 8: Directors and Officers”. Messrs. George and Langille have received salary payments as described under, “Item 11: Interest of Management and Others in Material Transactions”.

ITEM 10:   LEGAL PROCEEDINGS

There are no legal proceedings involving the Corporation or its property as at the date of this annual information form and, to the best knowledge of management, no such proceedings are contemplated.

ITEM 11:   INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Corporation has any interest, directly or indirectly, in material transactions with the Corporation or any of its direct or indirect wholly-owned subsidiaries, other than the following transactions, which were in the normal course of operations:

During the year ended July 31, 2005, the Corporation paid a total of $4,670,871 (2004- $2,628,516) to companies controlled by directors of the Corporation for management fees, mineral property exploration expenditures, promotional fees and professional fees, as follows:

	2005 ($)	2004 ($)

Management Fees	278,440	412,500

Mineral Property Exploration Expenditures	4,392,431	2,186,478

Professional Fees	—	29,538

Total	4,670,871	2,628,516

Management believes that related party transactions for management, professional fees and mineral property exploration are recorded at fair market value.

Commencing in the 2004 period, the Corporation has retained mineral exploration and mining contracting services through a company owned by a related party of a director of the Corporation. As at July 31, 2005 these non-arm’s length mineral exploration expenditures totalled $4,392,431 (2004 — $2,186,478), as noted above. These expenditures are recorded at fair value calculated at cost plus 10%. The Corporation believes that this arrangement gives the Corporation better quality and control for mineral exploration and mining contracting services than it could otherwise receive through third party independent contractors.

As at July 31, 2005, the Corporation had bonuses payable to directors in the amount of $225,000 (2004 — $225,000) which amounts are included in the management fees noted above;

Directors and officers of the Corporation are entitled to hold management incentive stock options. For this purpose, the Corporation has adopted a Stock Option Plan for directors, officers, employees and consultants of the Corporation and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Corporation’s common shares by the persons who are primarily responsible for the management and profitable growth of the Corporation’s business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Corporation.

A consultant is defined as an individual that is engaged by the Corporation, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Corporation’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding corporation.

In general, see "Item 3: Description of the Business - 3.3 Risk Factors - 3.3.9. Conflicts of Interest".

ITEM 12:   TRANSFER AGENT AND REGISTRAR

The Corporation’s transfer agent and registrar is Computershare Trust Company of Canada (“Computershare”). Computershare’s register of transfers for the Corporation’s Common Shares is located at 1500 University Street, Suite 700, Montreal, Quebec, H3A 3S8.

ITEM 13:   MATERIAL CONTRACTS

Except as disclosed in this annual information form, and for contracts entered into in the ordinary course of business, the Corporation has not entered into any material contracts for the twelve months ended July 31, 2005, and to the date of this annual information form.

ITEM 14:   INTERESTS OF EXPERTS

The following persons and companies have prepared or certified a statement, report or valuation on behalf of the Corporation as follows during the twelve months ended July 31, 2005, and to the date of this Annual Information Form: (i) Grant Thornton, LLP, Chartered Accountants, prepared an audit report as auditors of the Corporation; (ii) Kappes, Cassiday & Associates, Consulting Geologists, prepared a report dated November 29, 2004, entitled “Ocampo, Chihuahua, Underground and Surface Mines Mill and Heap Leach – Bankable Feasibility Study” (the “KCA Report”).

None of the above-noted persons or companies hold a registered or beneficial interest, direct or indirect, in any securities or other property of the Corporation and its associates and affiliates.

ITEM 15:   AUDIT COMMITTEE INFORMATION

Overview

The Audit Committee of the Corporation’s Board of Directors is principally responsible for:

a)	recommending to the Corporation’s Board of Directors the external auditor to be nominated for election by the Corporation’s shareholders at each Annual Meeting and negotiating the compensation of such external auditor;

b)	overseeing the work of the external auditor;

c)	reviewing the Corporation’s annual and interim financial statements, Management’s Discussion and Analysis and press releases regarding earnings before they are reviewed and approved by the Board of Directors and publicly disseminated by the Corporation; and

d)	reviewing the Corporation’s financial reporting procedures to ensure adequate procedures are in place for the Corporation’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

During fiscal 2005, the Audit Committee met four (4) times.

The purposes of the Audit Committee are to assist the Board of Directors’ oversight of:

•	the integrity of Gammon's financial statements;

•	Gammon's compliance with legal and regulatory requirements;

•	the risk management policies of management;

•	the qualifications and independence of Gammon's independent auditors; and

•	the performance of the independent auditors and Gammon's internal audit function.

In accordance with National Instrument 52-110, Audit Committees (“MI 52-110”), disclosure of audit fees and other matters related to the composition and operation of the Corporation’s Audit Committee is found in this Information Circular and the 2005 Annual Information Form of the Corporation filed on www.sedar.com.

The Audit Committee’s Charter

The Corporation’s Board of Directors has adopted a Charter for the Audit Committee, which sets out the Committee’s mandate, organization, powers and responsibilities. The complete Charter is attached as Schedule “A” to this Annual Information Form.

Composition of the Audit Committee

The members of the Audit Committee are Dale Hendrick (Chair), Frank Conte, Kent L. Noseworthy, Canek Rangel. All of the members of the Board of Directors are independent and financially literate, as required by SEC Rule 10A-3, the AMEX and the TSX.

Name of Member	Independent(1)	Financially Literate(2)

Dale Hendrick (Chair)	Yes	Yes

Kent L. Noseworthy	Yes	Yes

Frank Conte	Yes	Yes

Canek Rangel	Yes	Yes

Notes:
(1)	To be considered independent, a member of the Audit Committee must not have any direct or indirect “material relationship” with the Corporation. A “material relationship” is a relationship which could, in the view of the Board of Directors of the Corporation, be reasonably expected to interfere with the exercise of a member’s independent judgment. In addition, in order to be considered independent a member of the Board of Directors must meet the AMEX definition of independence, which is comparable to the foregoing definition.

(2)	To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Each member of the Audit Committee of the Corporation has sufficient experience to provide (i) an understanding of the accounting principles used by the Corporation to prepare its financial statements, (ii) an ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves, (iii) experience in analyzing and evaluating financial statements of the breadth and complexity of issues reasonably expected to be raised by the Corporation’s financial statements, and (iv) an understanding of internal controls and procedures for financial reporting.

•	Dale M. Hendrick is a professional engineer with over 40 years of mining experience. In addition, Mr. Hendrick has served as a senior officer of a public company.

•	Kent L. Noseworthy is a practicing corporate/commercial lawyers with over twenty years of experience in advising corporate clients on business law and governance issues.

•	Frank Conte has retired as a senior manage of Saputo Inc. with extensive budgeting, financial reporting and internal control responsibilities.

•	Canek Rangel is a professional engineer experienced in business issues related to mining and the conduct of mining activities in Mexico.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Corporation’s Board of Directors.

Reliance on Certain Exemptions

Since the commencement of the Corporation’s most recently completed financial year, the Corporation has not relied on the exemption in Section 2.4 (De Minimus Non-Audit Services) of MI 52-110, or an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions) of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in “Specific Duties – Oversight of the Independent Auditor” of the Charter.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Corporation by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees

July 31, 2005	$189,200	$ nil	$8,000	$Nil

July 31, 2004	$ 76,480	$ 20,950	$9,800	$ 2,176

Notes:
(1)	The aggregate fees billed for audit services.

(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not disclosed in the "Audit Fees" column.

(3)	The aggregate fees billed for tax compliance, tax advice, and tax planning services.

ITEM 16:   ADDITIONAL INFORMATION

Additional information relating to the Corporation filed under its continuous disclosure obligations is available on SEDAR (the System for Electronic Document Analysis and Retrieval, which has been established by the Canadian Securities Administrators) at www.sedar.com.

Upon request to the Corporation, the Corporation will provide to any person or company

(a)	when the securities of the Corporation are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

(i)	one copy of the annual information form of the Corporation, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the annual information form;

(ii)	one copy of the comparative financial statements of the Corporation for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Corporation that have been filed, if any, for any period after the end of its most recently completed financial year;

(iii)	one copy of the information circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate, and

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus to the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii); or

(b)	at any other time, one copy of any documents referred to in clauses (a)(i), (ii) and (iii), provided that the Corporation may require the payment of a reasonable charge if the request is made by a person or company who is not a shareholder of the Corporation.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation's management information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Corporation's financial statements and management's discussion and analysis contained in the Corporation's Annual Report for its most recently completed financial year.

A copy of such documents may be obtained, upon request, from the Corporation. The Corporation may require the payment of a reasonable charge from a person or Corporation who is not a holder of securities of the Corporation.

For additional copies of this annual information form please contact:

Gammon Lake Resources Inc.
Suite 306, Cambridge 2
202 Brownlow Avenue
Dartmouth, Nova Scotia
B3B 1T5
Tel: 902-468-0614
Fax: 902-468-0631
Email: info@gammonlake.com

SCHEDULE “A”
GAMMON LAKE RESOURCES INC.
AUDIT COMMITTEE CHARTER

AUDIT COMMITTEE

The Audit Committee (hereinafter referred to as the “Committee”) shall i) assist the Board of Directors in its oversight role with respect to the quality and integrity of the financial information; ii) assess the effectiveness of the Company’s risk management and compliance practices; iii) the independent auditor’s performance, qualifications and independence; iv) the performance of the Company’s internal audit function; v) the Company’s compliance with legal and regulatory requirements, and vi) prepare such reports of the Audit Committee required to be included in Management Information Circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

STRUCTURE AND OPERATIONS

The committee shall be composed of not less than three directors. All members of the Committee shall not be an officer or employee of the Company. All members shall satisfy the applicable independence and experience requirements of the laws governing the Company, the applicable stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.

Each member of the Audit Committee shall be financially literate, as such qualification is interpreted by the Board of Directors in its business judgment and in compliance with the AMEX and TSX rules.

Members of the committee shall be appointed or reappointed at the annual meeting of the Company and in the normal course of business will serve a minimum of three years. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a director. The Board of Directors may fill a vacancy that occurs in the Committee at any time.

The Board of Directors or, in the event of its failure to do so, the members of the Committee, shall appoint or reappoint, the annual meeting of the Company a Chairman among their number. The Chairman shall not be a former officer of the Company. Such Chairman shall serve as a liaison between members and senior management. The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members therefore provided that:

a)	a quorum for meetings shall be at least three members;

b)	the Committee shall meet at least quarterly;

c)	notice of the time and place of every meeting shall be given in writing or by telephone, facsimile, email or other electronic communication to each member of the Committee at least 24 hours in advance of such meeting;

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d)	a resolution in writing signed by all directors entitled to vote on that resolution at a meeting of the Committee is valid as if it had been passed at a meeting of the Committee.

The Committee shall report to the Board of Directors on its activities after each of its meetings. The Committee shall review and assess the adequacy of this Charter annually and, where necessary, will recommend changes to the Board of Directors for its approval. The Committee shall undertake and review with the Board of Directors an annual performance evaluation of the Committee, which shall compare the performance of the Committee with the requirements of this Charter and set forth the goals and objectives of the Committee for the upcoming year. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chairperson of the Committee of any other designated member of the Committee.

SPECIFIC DUTIES:

Oversight of the Independent Auditor

•	Sole authority to appoint or replace the independent auditor (subject to shareholder ratification) and responsibility for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Audit Committee.

•	Sole authority to pre-approve all audit services as well as non-audit services (including the fees, terms and conditions for the performance of such services) to be performed by the independent auditor.

•	Evaluate the qualifications, performance and independence of the independent auditor, including (i) reviewing and evaluating the lead partner on the independent auditor’s engagement with the Company, and (ii) considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

•	Obtain and review a report from the independent auditor at least annually regarding: the independent auditor’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the independent auditor and the Company.

•	Review and discuss with management and the independent auditor prior to the annual audit the scope, planning and staffing of the annual audit.

•	Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

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•	Review as necessary policies for the Company’s hiring of employees or former employees of the independent auditor.

Financial Reporting

•	Review and discuss with management and the independent auditor the annual audited financial statements prior to the publication of earnings.

•	Review and discuss with management and the independent auditor the Company’s annual and quarterly disclosures made in management’s discussion and analysis. The Audit Committee shall approve any reports for inclusion in the Company’s Annual Report or Form 40F, as applicable, as required by applicable legislation.

•	Review and discuss with management and the independent auditor managements’ report on its assessment of internal controls over financial reporting and the independent auditors’ attestation report on managements’ assessment.

•	Review and discuss with management and the independent auditor the Company’s quarterly financial statements prior to the publication of earnings, including the results of the independent auditor’s review of the quarterly financial statements and any matters required to be communicated by the independent auditor under applicable review standards.

•	Review and discuss with management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

•	Review and discuss with management and the independent auditor at least annually reports from the independent auditors on: critical accounting policies and practices to be used; significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements; alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

•	Discuss with the independent auditor at least annually any “management” or “internal control” letters issued or proposed to be issued by the independent auditor to the Company.

•	Review and discuss with management and the independent auditor at least annually any significant changes to the Company’s accounting principles and practices suggested by the independent auditor, internal audit personnel or management.

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•	Discuss with management the Company’s earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance (if any) provided to analysts and rating agencies.

•	Review and discuss with management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

•	Discuss with the independent auditor matters required to be discussed by American Institute of Certified Public Accountants Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information and any significant disagreements with management.

•	Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual filings with applicable securities regulatory authorities.

•	Review disclosures made by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process for the annual filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

•	Discuss with the Company’s General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Company or any of its subsidiaries from regulators or governmental agencies.

Oversight of Risk Management

•	Review and approve periodically management’s risk philosophy and risk management policies.

•	Review with management at least annually reports demonstrating compliance with risk management policies.

•	Review with management the quality and competence of management appointed to administer risk management policies.

•	Review reports from the independent auditor and the internal auditor at least annually relating to the adequacy of the Company’s risk management practices together with management’s responses.

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•	Discuss with management at least annually the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

Oversight of Regulatory Compliance

•	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

•	Discuss with management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company’s financial statements or accounting.

•	Meet with the Company’s regulators, according to applicable law.

•	Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Audit Committee by the Board of Directors.

FUNDING FOR THE INDEPENDENT AUDITOR AND RETENTION OF OTHER INDEPENDENT ADVISORS:

The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Audit Committee. The Audit Committee shall also have the authority to retain such other independent advisors as it may from time to time deem necessary or advisable for its purposes and the payment of compensation therefor shall also be funded by the Company.

Committee Members:

Dale Hendrick (Chair)
Kent L. Noseworthy
Frank Conte
Canek Rangel

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